    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 1, 2000
                                                   REGISTRATION NO. 333-_______

===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------
                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------
                        ADVANCED OPTICS ELECTRONICS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             NEVADA                           3827                     88-03651356
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)      CLASSIFICATION NUMBER)       IDENTIFICATION NUMBER)

                          8301 WASHINGTON NE, SUITE 5
                             ALBUQUERQUE, NM 87113
                                 (505) 797-7878
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                   ----------
                                JOHN J. COUSINS
                            VICE PRESIDENT, FINANCE
                                LESLIE S. ROBINS
                            EXECUTIVE VICE PRESIDENT
                        ADVANCED OPTICS ELECTRONICS INC.
                          8301 WASHINGTON NE, SUITE 5
                             ALBUQUERQUE, NM 87113
                                 (505) 797-7878
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                   COPIES TO
                                   ----------
                              LEIB ORLANSKI, ESQ.
                               TED WEITZMAN, ESQ.
                           KIRKPATRICK & LOCKHART LLP
                      9100 WILSHIRE BLVD., 8TH FLOOR EAST
                        BEVERLY HILLS, CALIFORNIA 90212
                            TELEPHONE (310) 273-1870
                            FACSIMILE (310) 274-8357

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  From time to time after the effective date of this Registration Statement.
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                   ----------
                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
 TITLE OF EACH CLASS OF SECURITIES     AMOUNT TO BE        PROPOSED MAXIMUM         PROPOSED MAXIMUM      AMOUNT OF
          TO BE REGISTERED              REGISTERED     OFFERING PRICE PER SHARE    AGGREGATE OFFERING   REGISTRATION
                                                                  (1)                  PRICE (1)             FEE
----------------------------------------------------------------------------------------------------------------------
  Common Stock, $.001 par value       5,531,340(2)                $0.25                $ 1,382,835        $  365
  Common Stock, $.001 par value      55,555,556(3)                $0.25                $13,888,889        $3,667
  Common Stock, $.001 par value       5,942,500(4)                $0.25                $ 1,485,625        $  392
  Total Registration Fee                                                               $16,757,349        $4,424
======================================================================================================================

(1) Estimated pursuant to Rule 457(o) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee.
(2) Represents shares that have been or may be acquired by the selling stockholders upon conversion of convertible notes that have been issued, assuming a conversion price equal to the lesser of 77.5% of the average of the five lowest closing bid prices of the common stock for the twenty days immediately preceding the conversion date, as reported on the OTC Bulletin Board, or $1.47.
(3) Represents shares that have been or may be acquired by the selling stockholders upon conversion of convertible notes that have been issued, assuming a conversion price equal to the lesser of 75% of the average of the three lowest closing bid prices of the common stock for the thirty trading days immediately preceding the issue date of the notes, as reported on the OTC Bulletin Board, or 80% of the average of the three lowest closing bid prices of the common stock for the ninety days immediately preceding the conversion date, as reported on the OTC Bulletin Board.
(4) Represents shares which may be issued upon exercise of warrants issued to the selling stockholders.
----------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS
(SUBJECT TO COMPLETION)


                            Issued __________, 2000

                               67,029,396 Shares

                                   [GRAPHIC]

                                  COMMON STOCK

         This prospectus relates to 63,189,396 shares of common stock of Advanced Optics Electronics, Inc. that may be sold from time to time by the selling stockholders named in this prospectus. We will not receive any proceeds from the sales by the selling stockholders.

                                   ----------

         Our common stock is traded on the electronic bulletin board maintained by the National Association of Securities Dealers under the symbol "ADOT."

                                   ----------

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                                   ----------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   ----------


                                _________, 2000

                               INSIDE FRONT COVER

                     ADVANCED OPTICS ELECTRONICS PROSPECTUS


                       ABOUT ADVANCED OPTICS ELECTRONICS

     We were incorporated as Advanced Optics Electronics Inc. in May 1996. Our executive offices are located at 8301 Washington NE, Suite 5, Albuquerque, New Mexico 87113. Our website address is www.adot.org and our telephone number is
(505) 797-7878. The information on our website is not incorporated by reference into this prospectus.

                                  INTRODUCTION

     Please read this prospectus carefully. It describes our business, our products and services and our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

     You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time the prospectus is delivered or the common stock is sold.

                        PROSPECTUS DELIVERY OBLIGATIONS

     Until _________, 2000 (25 days after the date of this prospectus), all dealers effecting transactions in these securities may be required to deliver a prospectus, even if they do not participate in this offering. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               TABLE OF CONTENTS

Prospectus Summary.................................................2
Risk Factors.......................................................4
Forward Looking Statements........................................10
Use of Proceeds...................................................10
Dividend Policy...................................................11
Capitalization....................................................12
Selected Combined Financial Data..................................13
Management's Discussion and Analysis of
   Financial Condition and Results of Operations..................14
Business..........................................................18
Management........................................................22
Certain Transactions..............................................28
Principal Stockholders............................................29
Description of Capital Stock......................................30
Shares Eligible for Future Sale...................................32
The Selling Stockholders..........................................33
Plan of Distribution..............................................34
Legal Matters.....................................................35
Experts...........................................................36
Additional Information............................................36
Index to Financial Statements....................................F-1

                               PROSPECTUS SUMMARY

         This summary highlights selected information in this prospectus, but it may not contain all of the information that is important to you. To better understand this offering, and for a more complete description of the offering, you should read this entire prospectus carefully including the "Risk Factors" section and the financial statements and notes thereto appearing elsewhere in this prospectus.

         Advanced Optics Electronics Inc. (ADOT-OTC Bulletin Board) is a technology company based in Albuquerque, New Mexico. Our principal offices are located at 8301 Washington NE, Suite 5, Albuquerque, New Mexico 87113, and our telephone number is (505) 797-7878. We were organized as a Nevada corporation on May 22, 1996. On November 7, 1996, we acquired the business and patents of PLZTech, a company involved in the development of flat panel displays.

         Our primary focus is the development, production and sales of large-scale flat panel displays. Our flat panel displays produce an image measuring 12 feet by 33 feet, which is the same size as traditional printed billboards, and have the comparative advantages of providing dynamic, eye-catching advertisements and rapid change of display images from a remote site. We maintain a research and development facility and manufacturing plant, and we are engaged in building large-scale flat panel displays utilizing our proprietary Electro-Optic Array technology. The primary initial product will be marketed to users of outdoor advertising billboards. The development of our electronic flat panel displays represents the first time that our proprietary technology is available for outdoor advertising billboards.


                                  THE OFFERING

Common stock offered by selling stockholders
(including shares underlying convertible notes and warrants)........  67,029,396 shares
Common stock to be outstanding after the offering                     128,342,072 shares
Use of proceeds.....................................................  We will not receive any proceeds from the sale of the common stock.
OTC Bulletin Board..................................................  ADOT

         The above information is based on the number of shares of common stock outstanding as of November 20, 2000 and assumes the subsequent conversion of all of our issued convertible notes and warrants outstanding as of November 20, 2000 into an aggregate of 67,029,396 shares of common stock upon the completion of this offering. It excludes 3,825,000 shares of common stock issuable upon exercise of outstanding employee stock options with a weighted-average exercise price of $.29 per share, 7,275,000 shares of common stock issuable upon exercise of outstanding warrants granted to our directors and officers with a weighted-average exercise price of $.25 per share and 4,175,000 shares of common stock reserved for future awards under our stock option plan.

         Unless otherwise indicated, this prospectus assumes that all convertible notes have been automatically converted into shares of common stock.

         In this prospectus, the terms "company," "ADOT, "we," "us," and "our" refer to Advanced Optics Electronics Inc., a Nevada corporation, and, unless the context otherwise requires, "common stock" refers to the common stock, par value $0.001 per share, of Advanced Optics Electronics Inc.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                               YEAR ENDED               NINE MONTHS ENDED
                                                              DECEMBER 31,                 SEPTEMBER 30,
                                                       -------------------------     -------------------------
                                                          1998           1999           1999           2000
                                                       ----------     ----------     ----------     ----------
STATEMENT OF OPERATIONS DATA:
Revenues ..........................................       178,200        310,345        261,375        118,117
Gross profit (loss) ...............................       (37,272)      (157,876)       (22,195)      (269,847)
Operating expenses ................................       853,891      2,659,850      1,142,245      2,903,303
Loss from operations ..............................      (675,691)    (2,349,505)      (880,870)    (2,785,186)
Other income (expenses), net ......................       (76,420)      (313,279)      (277,820)      (228,998)
Net loss (1) ......................................      (752,111)    (2,725,804)    (1,221,710)    (3,014,184)
Basis net loss per share (2) ......................         (.055)         (.072)          (.04)          (.06)
Weighted average common shares outstanding (2) ....    13,723,302     37,809,084     32,149,015     53,921,575

                                                         AS OF DECEMBER 31, 1999     AS OF SEPTEMBER 30, 2000
                                                         -----------------------     ------------------------
BALANCE SHEET DATA:
Cash and cash equivalents..........................               190,387                     778,220
Working capital....................................               331,443                     884,904
Total current assets...............................               994,775                   1,547,479
Total assets.......................................             1,855,807                   2,480,481
Total current liabilities                                         200,756                     316,768
Long-term obligations, excluding current portion...               408,790                     334,549
Total stockholders' equity (deficit)...............             1,246,261                   1,829,164

----------

(1) Includes loss of $63,020 representing cumulative effect of change in accounting principle in 1999.

(2) See Note 1 of Notes to Financial Statements for a description of the computation of net income (loss) per share and the number of shares used in the per share calculation.

                                  RISK FACTORS

         This offering and any investment in our common stock involve a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. The trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

WE HAVE A LIMITED OPERATING HISTORY WITH WHICH TO JUDGE OUR PERFORMANCE.

     We were incorporated in May 1996, and we have a relatively short operating history for you to review in evaluating our business. Before you decide to purchase our common stock, you should consider the risks, expenses and difficulties we may encounter, including those frequently encountered by early stage companies in new and rapidly evolving markets. We cannot assure you that our business strategy will be successful or that we will successfully address these risks. Our failure to do so could materially adversely affect our business, financial condition and operating results.

WE EXPECT OUR LOSSES AND NEGATIVE CASH FLOW TO CONTINUE.

     We have incurred losses and experienced negative operating cash flow since our formation. For the year ended December 31, 1999, we had operating losses of approximately $2,350,000, net losses of $2,726,000 and negative cash flow from operating activities of $1,020,000. We expect to incur substantial operating and net losses and negative operating cash flow for the foreseeable future, and cannot assure you that we will ever achieve profitability or generate positive cash flow.

     We expect our operating expenses will increase, particularly in areas of operations, sales and marketing, as we develop and expand our business. As a result, we will need to increase our revenue to become profitable. If our revenues do not grow as expected, or increases in our expenses appreciably exceed our expectations, we could experience a material adverse effect on our business, prospects and financial condition. If we do achieve profitability, we cannot assure you that we will be able to sustain it or improve upon it on a quarterly or annual basis for future periods.

WE WILL NEED SIGNIFICANT ADDITIONAL FUNDS TO OPERATE OUR BUSINESS, AND WE MAY NOT BE ABLE TO FIND THEM.

     We expect to continue to incur substantial expenses for research and development, product testing, product sales and marketing, and administrative overhead in the expansion and development of our business. The majority of research and development expenditures are for the development of our flat panel displays, which utilize our Electro-Optic Array technology. Our business model is based on sales and leasing of our product to the outdoor advertising industry. This will require a significant capital investment on our part. Our flat panel displays are expected to be available fourth quarter 2000. Some of our other proposed products may not be available for commercial sale or routine use for a period of up to two years.

     Commercialization of our existing and proposed products will require additional capital in excess of our current capital. A shortage of capital may prevent us from achieving profitability for an extended period of time. Because the timing and receipt of revenues from the sale of products will be tied to the achievement of certain product development, testing, sales and marketing objectives, which cannot be predicted with certainty, there may be substantial fluctuations in our results of operations. If revenues do not increase as rapidly as anticipated, or if product development and testing and marketing require more funding than anticipated, we may be required to curtail our expansion and/or seek additional financing from other sources. We may seek additional financing through the offer of debt or equity or any combination of the two at any time.

     We have developed a plan to allow us to maintain operations until we are able to sustain ourselves on our own revenue. Our plan is primarily dependent on raising funds through revenue generated from the installation of our flat panel displays, and through debt and equity offerings. However, we only have the existing resources, including commitments, to allow us to survive for a period of approximately 11 months from the date of this report at our current spending levels. We have been operating in this manner for an extended period of time and we believe that we have the ability to continue to raise short term funding, if necessary, to enable us to continue operations until our plan can be completed. There can, however, be no assurance that we will be able to raise any additional funds.

     Our plan is based on current development plans, current operating plans, the current regulatory environment, historical experience in the development of electronic products and general economic conditions. However, changes could occur which would cause certain assumptions on which our plan is based to be no longer valid. We may be unable to obtain any future equity or debt financing on acceptable terms or at all. A downturn in the financial markets or general market uncertainty may adversely affect our ability to secure additional financing. If adequate funds are not available from operations or additional sources of financing, we may have to eliminate, or reduce substantially, expenditures for research and development, testing and production of our products. We may have to obtain funds through arrangements with other entities that may require us to relinquish rights to certain of our technologies or products or take other actions that could adversely affect our business, prospects, financial condition and results of operations.


OUR TECHNOLOGY AND PRODUCT DEVELOPMENT IS IN ITS EARLY STAGES, AND THE OUTCOME IS UNCERTAIN.

     Our Electro-Optic Array technology is an emerging technology that will require significant additional development, engineering, testing and investment prior to commercialization. Our leading potential product, which utilizes this technology, is the flat panel display intended for use as an outdoor electronic billboard. If the flat panel display is successful, other similar products using our technology is also a possibility. The flat panel display and other outdoor electronic billboards may not be successfully developed. If any of these products are developed, it may not be possible to produce these products in significant quantities at prices that are competitive with other similar products.

OUR TECHNOLOGY AND PRODUCT REVENUES HAVE BEEN LIMITED.

     We currently have recognized revenue for partial completion of a contract entered into to produce two flat panel displays utilizing our Electro-Optic Array technology. This is the first commercial contract application of this technology. Our success will depend on our ability to complete this contract and commercialize our technology on a larger scale. There can be no assurance that we will be able to obtain additional commercial contracts applying our technology to outdoor electronic billboards or that we will receive additional product revenues from this technology.

OUR SUCCESS IS DEPENDENT ON MARKET ACCEPTANCE OF OUR PRINCIPAL PRODUCTS.

     Since our inception, we have focused research and development efforts and product development on technologies that we believe will be a significant advancement over currently available technologies. Our Electro-Optic Array technology is an emerging technology. With any new technology, there is a risk that the market may not appreciate the benefits or recognize the potential application of the technology. Our financial condition and prospects are dependent upon market acceptance and sales of our flat panel displays and other outdoor electronic billboards using our technology. Additional research and development needs to be conducted on these products before marketing and sales efforts can be commenced. Market acceptance of our products will be dependent upon the perception within the outdoor advertising, electronics and instrumentation industries of the quality, reliability, performance, efficiency, breadth of application and cost-effectiveness of our products as compared to competitive products. There can be no assurance that we will be able to gain commercial market acceptance for our products or develop other products for commercial use.

THE ELECTRONIC DISPLAY MARKET IS COMPETITIVE, AND RAPID TECHNOLOGICAL CHANGE COULD RENDER OUR PRODUCTS OBSOLETE AND WE MAY NOT REMAIN COMPETITIVE.

     The electronic display industry is highly competitive and is characterized by rapid technological change. Our existing and proposed products will compete with other existing products and may compete against other developing technologies. Our competitors may succeed in developing products that outperform our products or that are more cost effective. In order to effectively compete, we could be required to increase the performance of our products or reduce our prices. In the event of price reductions, we will not be able to maintain gross margins unless we reduce our cost of sales. In addition, if our competitors develop products that offer significant advantages over our products and we are unable to improve our technology, or develop or acquire alternative technology that is more competitive, we would be adversely affected. Development by others of new or improved products, processes or technologies may reduce the size of potential markets for our products. There is no assurance that other products, processes or technologies will not render our proposed products obsolete or less competitive.

     Many of our competitors have greater financial, managerial, distribution, and technical resources than we do. We will be required to devote substantial financial resources and effort to further research and development. There can be no assurance that we will successfully differentiate our products from our competitors' products, or that we will adapt to evolving markets and technologies, develop new products, or achieve and maintain technological advantages.

RISK OF PLANNED RAPID GROWTH.

     We plan to significantly expand our operations during the current fiscal year. The transition from a technology development stage company to a company in the initial stages of market development and product commercialization will continue to place a significant strain on our limited personnel, financial and other resources. Although we have begun to prepare for larger scale operations, there can be no assurance that these efforts will be successfully completed or that we can operate on a substantially larger scale.

WE MAY NOT BE ABLE TO MANUFACTURE, MARKET AND SELL OUR PRODUCTS.

     We have limited established commercial manufacturing facilities in the areas in which we are conducting our principal research. We intend to establish a larger manufacturing facility for assembly services related to our flat panel displays and other proposed electronic billboard products, and we intend to establish and develop a sales organization to promote, market, and sell our products. This may require significant additional expenditures, management resources, and training time. There can be no assurance that we will be able to establish a successful manufacturing facility or sales organization.

WE ARE DEPENDENT ON THE AVAILABILITY OF MATERIALS AND SUPPLIERS.

     The materials used in producing our current and future products are purchased from outside vendors. In certain circumstances, we may be required to bear the risk of material price fluctuations. We anticipate that the majority of raw materials used in products to be developed by us will be readily available. However, there is no assurance that the current availability of these materials will continue in the future, or if available, will be procurable at favorable prices.

THE OUTDOOR ELECTRONIC BILLBOARD MARKET IS SUBJECT TO GOVERNMENT REGULATIONS

     The adoption of additional federal or state laws or regulations applicable to the outdoor electronic billboard industry, similar to the Highway Beautification Act, could decrease the demand for our products and increase our costs of doing business or otherwise have a material adverse effect on our business prospects, financial condition and results of operations.

WE RELY ON CERTAIN KEY PERSONNEL TO OPERATE OUR BUSINESS.

     We believe our success depends on the continued services of our senior management team, especially Leslie Robins, John Cousins and Michael Pete as well as our senior engineering team: Dr. Garth Gobeli, Stephen Mills, Gary Fuehrer and Michael Harmon. We do not carry life insurance on the lives of any of our key personnel. We face intense competition for qualified personnel, particularly in software development, network engineering and product management. Our future success also depends on our continuing ability to identify, hire, train and retain highly qualified technical, sales, marketing and customer service personnel. Our failure to effectively hire and retain qualified personnel could have a material adverse effect on our business, financial condition and operating results.

WE MAY BE UNABLE TO ENFORCE OR DEFEND OUR OWNERSHIP AND USE OF PROPRIETARY TECHNOLOGY.

     Our ability to compete effectively with other companies will depend on our ability to maintain the proprietary nature of our Electro-Optic Array technology and any other technology that we develop or acquire. Although we have been awarded a patent, have filed applications for patents, the degree of protection offered by these patents or the likelihood that pending patents will be issued is uncertain. Competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investment in competing technologies, may already have, or may apply for and obtain patents that will prevent, limit or interfere with our ability to make and sell our products. Competitors may also intentionally infringe on our patents.

     The defense and prosecution of patent suits is both costly and time-consuming, even if the outcome is favorable to us. In foreign countries, the expenses associated with such proceedings can be prohibitive. In addition, there is an inherent unpredictability in obtaining and enforcing patents in foreign countries. An adverse outcome in the defense of a patent suit could subject us to significant liabilities to third parties. Although third parties have not asserted infringement claims against us, there is no assurance that third parties will not assert such claims in the future.

     We also rely on unpatented proprietary technology, and there is no assurance that others will not independently develop the same or similar technology, or otherwise obtain access to our proprietary technology. To protect our rights in these areas, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how, or other proprietary information. While we have attempted to protect proprietary technology, including our Electro-Optic Array technology, that we develop or acquire and will continue to attempt to protect future proprietary technology through patents, copyrights and trade secrets, we believe that our success will depend upon further innovation and technological expertise.

THE MARKET FOR SHARES OF OUR COMMON STOCK IS VOLATILE.

     The market price of the shares of our common stock, like that of the common stock of many emerging technology companies, has fluctuated significantly in recent years and will likely continue to fluctuate in the future. The prices of such securities currently rise and are expected to continue to rise rapidly in response to certain events, such as announcements concerning product developments, licenses and patents, although the outcome of such events may not be fully determined. Similarly, prices of such securities may fall rapidly if unfavorable results are encountered in product development or market acceptance. In the event that we achieve earnings from the sale of products, securities analysts may begin predicting quarterly earnings. The failure of our earnings to meet analysts' expectations could result in a significant rapid decline in the market price of our common stock. In addition, the stock market has experienced and continues to experience extreme price and volume fluctuations which have affected the market price of the equity securities of many technology companies and which have often been unrelated to the operating performance of those companies. Such broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the common stock.

THERE IS NO ASSURANCE OF AN ESTABLISHED PUBLIC TRADING MARKET.

     Although the common stock of our Company trades on the electronic bulletin board maintained by the National Association of Securities Dealers, or the OTC Bulletin Board, there can be no assurance that a regular trading market for the securities will be sustained. The OTC Bulletin Board is an inter-dealer, over-the-counter market which provides significantly less liquidity than the Nasdaq Stock Market. Quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers as are those for the Nasdaq Stock Market. Therefore, prices for securities traded solely on the OTC Bulletin Board may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original offering price or at any price.

     The National Association of Securities Dealers has enacted recent changes that limit quotations on the OTC Bulletin Board to securities of issuers that are current in their reports filed with the Securities and Exchange Commission. The intent of the change is to make reliable and current financial and other information about issuers available to the investing public. Additional changes to the OTC Bulletin Board have been proposed, which if and when implemented will require broker-dealers and market makers to review current information about an issuer before making recommendations to a customer in the security, and to provide certain disclosure information on the trade confirmation for all customer transactions. The effect on the OTC Bulletin Board of these rule changes cannot be determined at this time. In the event that our securities are not included on the OTC Bulletin Board and do not qualify for the Nasdaq Stock Market, quotes for the securities may be included in the "pink sheets" for the over-the-counter market.

SECURITIES AND EXCHANGE COMMISSION "PENNY STOCK" REGULATIONS IMPOSE CERTAIN RESTRICTIONS ON MARKETABILITY OF SECURITIES

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that is not traded on a national securities exchange or the Nasdaq Stock Market and that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. A security of an issuer that meets certain minimum financial requirements would also be excluded from the definition of "penny stock" (generally, with net tangible assets in excess of $2 million or $5 million, respectively, depending upon whether the issuer has been continuously operating for less or more than three years, or "average revenue" of at least $6 million for the last three years.)

     As long as our Company does not meet the financial requirements, and our common stock is trading at less than $5.00 per share on the OTC Bulletin Board, our securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell these securities to persons other than established customers and accredited investors (generally, investors with a net worth in excess of $1,000,000 or an individual annual income exceeding $200,000, or, together with the investor's spouse, a joint income of $300,000). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase.

Additionally, for any transaction involving a penny stock, unless exempt, the rules require, among other things, the delivery, prior to the transaction, of a risk disclosure document mandated by the Securities and Exchange Commission relating to the penny stock market and the risks associated therewith. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the penny stock rules may restrict the ability of broker-dealers to sell our securities and may affect the ability of stockholders of the Company to sell their securities in the secondary market.

WE HAVE NEVER PAID DIVIDENDS.

We have never paid cash dividends on our equity securities and do not intend to pay cash dividends in the foreseeable future. To the extent we have earnings in the future, we intend to reinvest such earnings in our business operations.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. If the 5,942,500 warrants are exercised, the Company will receive estimated proceeds of $_______ which will be used to offset the approximately $150,000 of legal, accounting, printing and other expenses of this offering.

            MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

         Our common stock began trading on the OTC Bulletin Board under the symbol "ADOT" during the first quarter of 1997. The following table sets forth the high and low bid prices for the common stock since it began trading as reported by Nasdaq. The quotations reflect inter-dealer prices, with retail mark-ups, mark-downs or commissions, and may not represent actual transactions.

                                           High                          Low
                                          -----                        -----
Fiscal 1997:
         1st Quarter                      $2.50                        $0.25
         2nd Quarter                       0.81                         0.19
         3rd Quarter                       1.63                         0.29
         4th Quarter                       0.88                         0.19
Fiscal 1998:
         1st Quarter                       0.57                         0.15
         2nd Quarter                       0.30                         0.18
         3rd Quarter                       0.23                         0.11
         4th Quarter                       0.12                         0.04
Fiscal 1999:
         1st Quarter                       0.16                         0.05
         2nd Quarter                       0.12                         0.06
         3rd Quarter                       0.49                         0.08
         4th Quarter                       0.87                         0.25
Fiscal 2000:
         1st Quarter                       1.53                         0.69
         2nd Quarter                       1.09                         0.61
         3rd Quarter                       0.57                         0.29

         As of the date of this prospectus, we have approximately 240 holders of record and in excess of 12,550 beneficial owners of our common stock.

                                DIVIDEND POLICY

         We have never declared or paid any cash dividends on our capital stock. We currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of September 30, 2000:

         o on an actual basis including the sale and issuance of $1,240,667 of convertible notes;

         o on a pro forma basis to reflect: (1) the sale and issuance of $740,667 of convertible notes pursuant to securities purchase agreements dated November 7, 2000 as if that had occurred on September 30, 2000, (2) the sale and issuance of $1,815,000 of convertible notes contingent upon effectiveness of the registration statement, (3) the sale and issuance of an additional $8,000,000 of convertible notes that we have the right to require upon effectiveness of the registration statement and (4) the conversion of all outstanding convertible notes into an aggregate of 61,086,896 shares of common stock in connection with this offering and the exercise of the warrants for 5,942,500 shares of common stock; and

         o on a pro forma as adjusted basis to reflect the estimated offering expenses of $150,000.

         You should read this table with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes.

                                                                                     AS OF SEPTEMBER 30, 2000
                                                                         --------------------------------------------
                                                                                                         PRO FORMA AS
                                                                             ACTUAL       PRO FORMA        ADJUSTED
                                                                         ------------    ------------    ------------
                                                                               (IN THOUSANDS, EXCEPT SHARE DATA)

Short-term debt ......................................................   $         40    $         40    $         40
Long-term debt, less current portion .................................            335              --              --
Stockholders' equity (deficit):
    Preferred Series A, 7.5% cumulative, convertible into
        common stock at a rate determined by dividing the
        purchase price of the preferred shares by the conversion
        price of the common stock; $.001 par value; authorized
        10,000,000 shares, issued 550 shares in first quarter of
        2000 and 160 shares in the third quarter of 2000 (1) .........              1              --              --
    Common Stock, $0.001 par value; 150,000,000 shares
        authorized; 61,312,676 shares issued and outstanding
        (actual); 128,342,072 shares issued and outstanding (pro
        forma); 128,342,072 shares issued and outstanding (pro
        forma as adjusted) (2) .......................................             61             128             128
Additional paid-in capital ...........................................          8,636          18,787          18,787
Accumulated deficit ..................................................         (6,813)         (6,813)         (6,813)
Treasury stock .......................................................            (55)            (55)            (55)
                                                                         ------------    ------------    ------------
    Total stockholders' equity (deficit) .............................          1,829          12,047          12,047
                                                                         ------------    ------------    ------------
    Total capitalization .............................................   $      2,480    $     12,364    $     12,364
                                                                         ============    ============    ============

----------

(1) On November 7, 2000, we entered into securities purchase agreements with two investors that modified agreements dated as of March 8, 2000 and August 7, 2000 regarding the sale and issuance of shares of Series A preferred stock. As a result, previously issued shares of Series A preferred stock plus additional consideration were exchanged for 7.5% convertible notes in the aggregate amount of $1,055,667 that may be converted into shares of our common stock and the issuance of warrants to purchase 102,500 shares of our common stock.
(2) Excludes shares issuable pursuant to outstanding stock options and warrants granted to employees including officers and non-employee directors to purchase an aggregate of 11,100,000 shares of common stock at a weighted average exercise price of $.26 per share.

                            SELECTED FINANCIAL DATA

         You should read the selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus. The statement of operations data set forth below for the year ended December 31, 1998 and 1999, and the balance sheet data as of December 31, 1998 and 1999, have been derived from our audited financial statements included elsewhere in this prospectus. The state of operations data set forth below for the nine months ended September 30, 1999 and 2000, and the balance sheet data as of September 30, 1999 and 2000, have been derived from our unaudited financial statements included elsewhere in this prospectus, and in our opinion, include all necessary adjustments, consisting only of normal recurring adjustments, to present fairly the unaudited results when read in conjunction with the audited financial statements and the related notes appearing elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected for any future period. See Note 1 of Notes to Financial Statements for a description of the computation of net income (loss) per share and the number of shares used in the per share calculation.

                                                                                                NINE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                                          ----------------------------    ----------------------------
                                                               1998           1999            1999            2000
                                                          ------------    ------------    ------------    ------------
STATEMENT OF OPERATIONS DATA:
Revenues ..............................................   $    178,200    $    310,345    $    261,375    $    118,117
Cost of revenues ......................................        215,472         468,221         283,570         387,964
                                                          ------------    ------------    ------------    ------------
Gross profit (loss) ...................................        (37,272)       (157,876)        (22,195)       (269,847)
Operating expenses:
   General and administrative .........................        490,296       1,952,600         721,624       2,067,891
   Research and development ...........................        148,123         239,029         137,051         447,448
                                                          ------------    ------------    ------------    ------------
      Total operating expenses ........................        638,419       2,191,629         858,675       2,515,339
                                                          ------------    ------------    ------------    ------------
Loss from operations ..................................       (675,691)     (2,349,505)       (880,870)     (2,785,186)
Other income (expenses), net ..........................        (76,420)       (313,279)       (277,820)       (228,998)
                                                          ------------    ------------    ------------    ------------
Net loss before cumulative effect of change in
accounting principle ..................................       (752,111)     (2,662,784)     (1,158,690)     (3,014,184)
Cumulative effect of change in accounting principle ...             --         (63,020)        (63,020)             --
                                                                          ------------    ------------    ------------
Net loss ..............................................   $   (752,111)   $ (2,725,804)   $ (1,221,710)   $ (3,014,184)
                                                          ============    ============    ============    ============
Basic net loss per share ..............................          (.055)          (.070)           (.04)           (.06)
Diluted net loss per share
Weighted average common shares outstanding ............     13,273,302      37,809,084      32,149,015      53,921,575
                                                          ============    ============    ============    ============


                                                             AS OF DECEMBER 31, 1999     AS OF SEPTEMBER 30, 2000
                                                             -----------------------     ------------------------
BALANCE SHEET DATA:
Cash and cash equivalents .............................              190,387                      778,220
Working capital .......................................              331,443                      884,904
Total current assets ..................................              994,775                    1,547,479
Total assets ..........................................            1,855,807                    2,480,481
Total current liabilities .............................              200,756                      316,768
Long-term obligations, excluding current portion ......              408,790                      334,549
Total stockholders' equity (deficit) ..................            1,246,261                    1,829,164

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

         Advanced Optics Electronics Inc. is a developmental stage technology company with its primary focus on the development, production and sales of our large-scale flat panel displays, which utilize our patented technology. We are currently continuing our research and development of our product and the underlying technology, although we are in the process of making the transition from a developmental stage company to producing and selling our product. We plan to focus on producing and selling our large-scale flat panel displays for the outdoor advertising billboard industry, which represents the first time that our technology is available to this industry.

RESULTS OF OPERATIONS

         For ease of reference, we refer to the fiscal year ended December 31, 1998 as fiscal 1998 and to the fiscal year ended December 31, 1999 as fiscal 1999.

YEARS ENDED DECEMBER 31, 1998 AND 1999

         REVENUES

         Contract Revenue. Contract revenue is comprised of costs incurred and estimated earnings in excess of billings. Contract revenue increased 74% to $310,345 in 1999 from $178,200 in 1998, which was primarily due to revenues from the contract in place.

         Contract Costs. Contract costs is comprised of all direct material and labor, indirect labor, supplies, overhead and equipment depreciation. Contract costs increased 117% to $468,221 in 1999 from $215,472 in 1998, which was primarily due to continued research and development and costs involved in making the transition from development to production.

         Gross Profits. We incurred a loss due to the fact that we are in the development stage and will not have recognized revenue until we bill our customers on the contracts in progress.


         EXPENSES

         Research and Development. Research and development expenses are comprised of all labor, materials, and technological costs incurred in the development of our product. Research and development expenses increased to $239,029 in 1999 from $148,123 in 1998, which was primarily due to additional technical and professional employees, purchase of equipment necessary in the research and development of our product, and costs incurred for current technology.


         General and Administrative. General and administrative expenses is comprised of expenses for executive and administrative personnel, facilities, professional services, general corporate activities and depreciation. General and administrative costs increased to $1,952,600 in 1999 from $490,296 in 1998, which was primarily due to increased personnel, professional service fees and increases in our facility expenses necessary in supporting our growth.

         Other Income (Expense). Other expense increased to ($313,279) in 1999 from ($76,420) in 1998, which was primarily due to the increase in interest expense due to additional equipment leases and loans. Depreciation increased to ($102,691) in 1999 from ($35,133) in 1998 due primarily to depreciation expense for equipment acquired under capital leases.

NINE  MONTHS ENDED SEPTEMBER  30, 1999 AND 2000

         REVENUES

         Contract Revenue. Contract revenue decreased 45% to $118,117 for the nine months ended September 30, 2000 from $261,375 for the nine months ended September 30, 1999, which was primarily due to the fact that we are still in the development stage.

         Contract Costs. Contract costs increased 73% to $387,964 for the nine months ended September 30, 2000 from $283,570 for the nine months ended September 30, 1999, which was primarily due to personnel expenses, consulting fees, materials and equipment for product development, and technical costs.

         Gross Profits. Gross profits is comprised of billings on contracts in place less contract costs. The company has billed and received approximately $90,000 on a contract to produce two outdoor advertising billboards.

         EXPENSES

         Research and Development. Research and development expenses increased to $447,448 for the nine months ended September 30, 2000 from $137,051 for the nine months ended September 30, 1999, which was primarily due to increases in research development, technical costs, engineering staff and equipment.

         General and Administrative. General and administrative costs increased to $2,067,891 for the nine months ended September 30, 2000 from $721,624 for the nine months ended September 30, 1999, which was primarily due to increases in personnel, professional services and facilities.

         Other Income (Expense). Other expense decreased to ($228,998) for the nine months ended September 30, 2000 from ($277,820) for the nine months ended September 30, 1999, this decrease was due primarily to the early retirement of convertible debentures.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

Our operating results have fluctuated in the past, and are expected to continue to fluctuate in the future, due to a number of factors, many of which are outside our control. These factors include:

     o    demand for our products;

     o the rate at which we add new customers and the ability to retain existing customers;

     o    the availability and pricing of materials from suppliers;

     o    the prices paid for our products;

     o the amount and timing of costs relating to expansion of our operations, including expanding our product development, manufacturing and sales and marketing functions;

     o the announcement or introduction of new types of products by us or our competitors;

     o delays in revenue recognition at the end of a fiscal period as a result of shipping, logistical or other problems; and

     o general economic conditions and economic conditions specific to the outdoor electronic billboard industry.

As a strategic response to changes in the competitive environment, we may from time to time make certain product, marketing or supply decisions or acquisitions that could have a material adverse effect on our quarterly results of operations and financial condition. Due to all of the foregoing factors, in some future quarter our operating results may not meet or exceed the expectations of securities analysts and investors. In such event, the trading price of our common stock would likely be adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through private offerings of equity and debt securities. Net cash used in operating activities was $1,019,916 in 1999 and $476,221 in 1998. The increase in net cash used in operating activities in 1999 was primarily attributable to increases in losses. The net cash used in operating activities for the nine months ended September 30, 2000 was $889,964 and for the nine months ended September 30, 1999 was $715,714. The increase in net cash used in operating activities for the nine months ended September 30, 2000 was primarily due to an increase in issuances of stock for services.

Net cash used in investing activities was $43,063 for the nine months ended September 30, 2000, ($171,518) for the nine months ended September 30, 1999, $288,056 in 1999 and $634,263 in 1998. Net cash used in investing activities was comprised of purchases of property and equipment, certificates of deposit and marketable securities, and an investment in Bio Moda, Inc. The increase in cash provided by investing activities in 2000 was primarily attributable to the sale of marketable securities.

Net cash provided by financing activities was $1,434,734 for the nine months ended September 30, 2000, $924,609 for the nine months ended September 30, 1999, $1,293,747 in 1999 and $1,240,675 in 1998.

As of September 30, 2000, we had received $710,000 from a private placement of 7 1/2% convertible debentures. The proceeds of this private placement are being used for research and development, prototype construction and for working capital.

As of September 30, 2000, our principal commitments consisted of obligations of approximately $130,000, which included the costs of bank notes, leased equipment and the lease of our executive offices, research and development facilities and manufacturing plant. We plan to increase our operating expenses significantly in order to increase research and development efforts, expand our manufacturing, sales and marketing efforts, increase the size of our staff and support our growing infrastructure. As a result, we expect to experience quarterly net losses and negative cash flow through at least first quarter 2001.

As of September 30, 2000, we had approximately $884,904 of cash, cash equivalents and certificates of deposit. We believe that our current cash and cash equivalents, with cash flows from operations, if any, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next eleven months. However, we will need to raise at least $3 million in order to pay for the costs of producing a minimum volume of our products for sale. We have not yet secured a source for this funding requirement. We may seek to sell additional equity or convertible debt securities. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. We cannot assure you that financing will be available to us in amounts or on terms acceptable to us.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities." This statement of position requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when this statement of position is adopted. Effective January 1, 1999, we adopted this statement of position, and the impact of this change in accounting principle was to reduce assets and increase the deficit accumulated during the development stage by $63,020 as of December 31,1999.

                                    BUSINESS
COMPANY OVERVIEW

         Advanced Optics Electronics Inc. is a developmental stage technology company with its primary focus on the development, production and sales of our large-scale flat panel displays, which utilize our patented technology. We are currently continuing our research and development of our product and the underlying technology, although we are in the process of making the transition from a developmental stage company to producing and selling our product. We plan to focus on producing and selling our large-scale flat panel displays for the outdoor advertising billboard industry, which represents the first time that our technology is available to this industry.

INDUSTRY

Our flat panel displays fit into a growing niche that is part of the broad visual communications market, which includes printing, photography, television, billboard, etc. In particular, our flat panel displays fit within the billboard sub-category of the broad visual communications market. Billboards include various niches commonly identified as painted signs, architectural signage, electric signs, programmable signs and large video displays. The Outdoor Advertising Association of America has indicated that over 275,000 large roadside billboards exist in the United States. We believe that the advantages of our flat panel displays for the outdoor advertising billboard industry will be significant. Our flat panel displays have the benefit in comparison to traditional printed billboards of providing dynamic, eye-catching ads and rapid change of display images from a remote site. Billboard companies could benefit by increasing revenues per sign by being able to sell the same space to different advertisers at different times during the day, with the ability to immediately access and change each sign via the remote site. Advertisers could benefit substantially because they would be able to reach their target audience with greater precision.

PRODUCTS

Our primary initial product that will be marketed to users of the outdoor advertising industry is the flat panel display. Our flat panel displays will provide an image measuring 12 feet by 33 feet, which is approximately the same size as existing printed billboards. We believe that the major advantages of our flat panel displays include better viewing quality, affordability, customer system integrity, and an almost immediate change of display images from a remote site. Our flat panel displays are expected to be inexpensive to produce relative to alternative electronic billboard systems, none of which can be scaled up or down as effectively and efficiently as our products.

SUPPLIERS AND AVAILABILITY OF RAW MATERIALS

We have identified at least six suppliers of the basic component of our systems. We anticipate this technology to develop and mature rapidly in the next year, which will create more suppliers, lower prices and greater availability. We are continually evaluating suppliers of subassemblies and components and researching alternatives. We are sensitive not only to the quality and cost of the parts and pieces supplied but also the strategic importance of multiple supplier relationships.

STRATEGY

After conducting extensive research in various industries, including laptop computers, high definition televisions and outdoor advertising billboards, to determine which market would be best suited for producing and selling products utilizing our technology, we decided to concentrate our complete attention and efforts on marketing to the outdoor electronic advertising billboards industry. The billboard segment of the outdoor advertising industry exceeds $4 billion per year.

We believe that, due to the Highway Beautification Act, the number of billboards nationwide will not increase dramatically but should remain stable in the future. We expect that advertisers will increase their focus on securing and developing prime billboard locations. The customer base for billboards is diversifying as more advertisers are attracted to this media. Our market penetration analysis is based on capturing and converting existing sites in a stable market and expanding the indoor market.

In September 2000, we received payment of $90,000 to produce and install two large-scale flat panel displays, which is the first commercial application of our Electro-Optic Array technology. After the completion of these two flat panel displays, we intend to target the outdoor advertising billboard industry in phases.

The first phase will be targeting the prime billboard locations that generate monthly advertising revenues of approximately $25,000 or more per location. It is estimated that there are approximately 700 of these locations in the United States and another 1,500 outside of the United States. We estimate that we could begin supplying flat panel displays to meet the initial demand for these locations within five to seven months of installing our first two flat panel displays under our existing commitment and obtaining funding for ongoing development and commercialization. Once demand in these prime locations has been met and increased manufacturing volumes have lowered the production costs per display, we will target the remaining outdoor advertising billboard market.

Approximately 65% of billboards were booked for 12-month periods in 1999. Long-term contracts could potentially limit our access to the desired prime location sites during our start-up period. However, we believe that the trend is to use shorter-term contracts with significant turnover of advertisers, which favors the use of our flat panel displays because of the ease and speed with which images can be changed from a remote site. We anticipate that our flat panel display product and marketing strategy will create a new segment of the outdoor advertising market while leveraging the underlying growth and excellent fundamentals of the existing market. Revenues will be derived from a combination of direct sales of flat panel displays, owned and operated electronic billboards, leasing, licensing, and partnerships.

Our management team has extensive experience in finance, marketing and research related to developing and rapidly growing technology businesses serving business customers.

CUSTOMERS

Over the last ten years, there has been considerable consolidation amongst the billboard owners in the outdoor advertising industry. As of 1999, it is estimated that the four leading billboard companies in this industry account for approximately 48% of the outdoor advertising billboard market. Media companies have been purchasing billboard owners in order to offer packages of television, radio and newly acquired outdoor space to advertisers. The concentration of ownership and the convergence of media are beneficial trends for our product.

We intend to initiate customer contact through our own company by directly communicating with potential business customers, including the four industry leaders. We are developing a marketing department to initiate contact, process each transaction and coordinate with our manufacturing department through production and delivery.

COMPETITION

We will compete against established forms of electronic display technology, and we believe that our products and technologies will be subject to substantial competition as the market and technologies evolve. We believe our products and technologies will be subject to substantial competition. Existing and potential competitors may possess substantially greater product development capabilities and financial, technical, marketing or human resources than we do. Furthermore, although we believe our products will be superior to established advertising billboard products, there can be no assurance that business customers will prefer our technology sufficiently to be willing to pay for it at the price at which it will be offered.

We will compete with the existing billboard display techniques of hand painted or printed and pasted signs. Recently, there has been a trend toward creating the art digitally, but these images are still printed on large sheets and pasted up in the same manner as before World War I. We believe these forms of billboard presentations will only be viable in low density/low traffic areas. In comparison, our flat panel displays include high brightness, full color, superior image quality, wide viewing angle with excellent outdoor readability, relatively low cost compared with competing electronic billboard technologies, high reliability and rapid change of display images from a remote site.

We believe that the techniques that we have developed is superior to existing technology when combining the issues of brightness, image quality and cost required for electronic billboards. Competing technologies include:

     o Low resolution devices which have a grainy picture and do not allow certain colors to be viewed in direct sunlight and have a high initial cost;

     o Incandescent bulbs that are high maintenance and result in poor graphics;

     o Electromechanical systems that have poor image qualities and limited colors; and

     o Liquid Crystal Displays, or LCDs, that have a long useful life and an existing manufacturing base, but are expensive to produce.

INTELLECTUAL PROPERTY

The Company holds the following Patents and Patents Pending:

o Patent #5,198,920 relating to Transverse Pixel Format for Spatial Light Modulator.

o Patent Pending which relates to an Electro-Optic Array. The Electro-Optic Array describes a high-density, high-resolution array that can be selectively activated by low induced voltages to alter a light beam passing through the array of valves. This proprietary technology that we developed also relates to a process for manufacturing such a high-density array using semiconductor-type processing equipment and techniques. This manufacturing process constitutes a significant improvement over prior techniques by using semiconductor processing technology to further increase pixel density and reduce activation voltage.

o Patent Pending for Data Distribution for Large-Scale Displays includes a pulse width modulation scheme for light emitting diode, or LED, illumination, a data distribution scheme that allows greater ease and economy in manufacturing and assembly, and a current source circuit that allows for a design with lower power requirements.

RESEARCH AND DEVELOPMENT ACTIVITIES

For the year ended December 31, 1999, $239,029 was spent on research and development activities, and for the year ended December 31, 1998, $148,123 was spent on research and development activities. These expenditures are primarily the result of costs associated with our ongoing efforts in developing our proprietary flat panel display and associated computer systems.

EMPLOYEES

As of September 30, 2000, we employed 11 full-time employees and one part-time employee. None of our employees are subject to a collective bargaining agreement. Management believes that its relations with its employees are satisfactory. We also contract with other personnel and subcontractors for various projects on an as-needed basis.

PROPERTIES

Our executive offices, research and development facility, and manufacturing plant are presently located in Albuquerque, New Mexico, where we lease approximately 7,500 square feet. The leases on the premises expire on February 28, 2002, and the current aggregate annual rent is approximately $50,000.

COMPANY HISTORY

We were incorporated as a Nevada corporation on May 22, 1996. On November 7, 1996, we acquired all the assets of PLZTech including: patents and research and development activities. PLZTech was a company involved in the development of flat panel displays. PLZTech was incorporated in November 1992 under the name PLZTech, Inc. in the state of Colorado and was engaged in the business of research and development. Prior to our acquisition of the business and patents of PLZTech, we had minimal business activities and had essentially just started research and development activities. The definitive purchase agreement between us and PLZTech was signed on November 6, 1996 and closed on November 6, 1996.

LEGAL PROCEEDINGS

We occasionally become involved in litigation arising out of our normal course of business. There are no material pending legal proceedings against us.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

The following table sets forth specific information regarding our executive officers and directors as of September 30, 2000.

EXECUTIVE OFFICERS AND DIRECTORS               AGE       POSITION(s)
--------------------------------               ---       -----------
Michael H. Pete............................    55        President and Director
Leslie S. Robins...........................    62        Chairman of the Board, Executive Vice President
                                                         and Secretary
John J. Cousins............................    44        Vice President, Finance and Treasurer
Richard A. Josephberg......................    54        Director
Harold C. Herman...........................    74        Director

KEY EMPLOYEES
-------------
Garth W. Gobeli............................    70        Chief Scientist
Michael Harmon.............................    46        Senior Digital Design Engineer
Stephen Mills..............................    50        Senior Electronics Design Engineer
Gary Fuehrer...............................    31        Senior Software/Systems Architect


         EXECUTIVE OFFICERS AND DIRECTORS

         MR. PETE has been our President and a member of our Board of Directors since May 1996, and he served as our Treasurer from May 1996 to July 2000. From July 1994 to May 1996, Mr. Pete served in the same capacities with our predecessor, PLZ Tech. From 1990 to 1994, Mr. Pete was President of SEES New Mexico Inc., working with federal research and development labs in Los Alamos and Sandia to create and implement information management systems. From 1982 to 1990, Mr. Pete was President of Phoenix Filtration Systems, and from 1979 to 1981, he was a technical management consultant in the Office of the Secretary for the United States Department of Energy. From 1977 to 1979, Mr. Pete was a project manager for the consulting firm of Booz, Allen and Hamilton, and from 1975 to 1977, he was Office Director of the Low Income Weatherization Federal Energy Administration in Washington, D.C. Mr. Pete has a B.A. from Williams College and attended Stanford University Graduate School of Business and Political Science.

         MR. ROBINS has been our Executive Vice President, Secretary and Chairman of our Board of Directors since May 1996, and from November 1992 to May 1996, he served in the same capacities with our predecessor, PLZ Tech. From November 1989 to November 1992, Mr. Robins was Managing Partner of Coronado Group, performing analyses of small technology companies, and from May 1986 to June 1989, he was Executive Vice President of Triton Productions Inc. From September 1978 to October 1987, Mr. Robins was Managing Partner of Longview Management; serving as investment managers for individuals in the entertainment industry. Mr. Robins has a B.S. from the University of Miami and attended Harvard Business School.

         MR. COUSINS joined us in June 1999 as Vice President, Finance, and he has been our Treasurer since July 2000. From 1996 to 1999, Mr. Cousins was President of Terra Firm. From 1992 to 1996, Mr. Cousins was Vice President of Lubarsky Group Inc., and from 1991 to 1992, he was Vice President of Cimmaron Business Development Corporation. Mr. Cousins has a B.A. from Boston University, an M.B.A. from the Wharton School and a certificate in electronics technology from the Lowell Institute School at the Massachusetts Institute of Technology.

         MR. HERMAN has been a member of our Board of Directors since December 1998. He is a member of the State Bar in New York and California. From 1980 to the present, Mr. Herman has been general partner of numerous limited partnerships owning commercial properties, including apartment complexes, shopping centers and malls, in the Northeastern area of the United States. From 1969 to 1980, Mr. Herman was a senior partner of the law firm of Herman, Mcginnis and Kass Esqs., located in New York City, handling business and legal matters relating to real estate, corporations and securities law. Mr. Herman has a B.S. in physics and B.E.E. in Electrical Engineering from City College of New York, an M.S. in applied mathematics from New York University and an L.L.D. from Brooklyn Law School.

         MR. JOSEPHBERG has been a member of our Board of Directors since April, 2000. From 1986 to the present, Mr. Josephberg has been a principal in the investment and merchant banking firm of Josephberg Grosz & Co., Inc. in New York City. From 1980 to 1984, Mr. Josephberg was a member of the New York Stock Exchange. He has a B.A. in business administration from the University of Cincinnati and has completed all the coursework towards an M.B.A. from Bernard Baruch College.

         KEY EMPLOYEES

         DR. GOBELI joined us in November 1998 as Chief Scientist. From 1995 to 1998, he was employed by Complex Light Valve and TechMed. From 1993 to 1995, Dr. Gobeli was head of research for our predecessor, PLZ Tech, and from 1990 to 1992, he was a senior scientist at Foresight where he was responsible for the design, fabrication and testing of optics and illumination components. From 1989 to 1991, Dr. Gobeli was a principal at Chromex , where he designed and supervised the prototype manufacturing and marketing of imaging spectrographs. From 1987 to 1988, Dr. Gobeli was a scientist at CVI Laser, Inc., where he was responsible for developing and bringing to market a double beam spectrometer. Dr. Gobeli holds several patents and has secret clearance with the United States Department of Defense. Dr. Gobeli has a B.S. in physics from Rice University, an M.S. in physics from the University of Illinois, and a Ph.D. in physics from Purdue University.

         MR. HARMON joined us in August 1998 as a senior digital design engineer. From 1991 to 1998, he worked for the University of Texas as a computer systems development specialist building equipment and systems for experimental and research applications. He co-founded and worked for Chromex, Inc. from 1988 to 1991, where he developed digital control electronics for next generation monochromator, FF-250, which was the core engine for one of the first Rhaman scattering spectrographs ever marketed. From 1985 until 1988 he worked for CVI Laser Corp where he developed an in-house monochromator optics instrument, Digichrom 240, that was subsequently marketed as a research instrument and is still selling well. Mr. Harmon graduated from the University of Texas at Arlington with a B.S. in electrical engineering and a minor in computer science.

         MR. MILLS joined us in August 1998 as a senior electronics design engineer. From 1990 to 1998, he worked as a consulting engineer for Linear Solutions where he designed and prototyped all of the electronic circuitry incorporated in a new portable spectrophotometer. During his employment with Linear Solutions he designed low noise preamplifiers, precision current source, synchronous detector, and other signal processing circuitry. Mr. Mills graduated from the University of New Mexico with a B.S. in electrical engineering in 1987.

         MR. FUEHRER joined us in February 2000 as a senior software developer to provide the needed skills in computer hardware, operating systems, and programming. From 1990 to 2000, he was the lead applications architect at Science and Engineering Associates, Inc. where he was the principal consultant on the design for software projects, including the development of the administrator console for Microsoft's Systems Management Server. He is currently nearing the completion of his Master's Degree in Computer Science at the University of New Mexico where he previously graduated with a B.A. in mathematics with a minor in physics.

         BOARD OF DIRECTORS

         Our Board of Directors currently has four members, who are elected at each annual meeting of stockholders to serve from the time of election and qualification until the next annual meeting of stockholders or such time at which their successors are elected and qualified.

         DIRECTORS' COMPENSATION

         Our non-employee directors are paid annual compensation of $1,500 for their services and a fee of $1,500 for each meeting attended. Our officers who are directors are not paid any directors fees. Our non-employee directors are also eligible to receive stock option grants under the 1999 Incentive Stock Option Plan, pursuant to which all such grants are being treated as non-qualified stock options because our stockholders did not approve such plan within twelve months of its being adopted by our Board of Directors. Pursuant to the 1999 Incentive Stock Option Plan, Mr. Herman received a grant of an option to purchase 150,000 shares of common stock in January 1999, which vested over a one-year period, that he exercised in full in March 2000 at an exercise price of $0.09 per share. Mr. Herman received a warrant to purchase 350,000 shares of common stock in June 1999 at an exercise price of $0.15 per share, which vested immediately. Mr. Herman received an additional warrant for 250,000 shares of common stock in August 2000 at an exercise price of $0.41 per share. Mr. Herman received a grant of an option to purchase an additional 225,000 shares of common stock in October 2000 at an exercise price of $0.34 per share, which vested immediately. Mr. Josephberg was entitled to receive, and upon his request, J.G. Capital, Inc. received 75,000 shares of common stock in April 2000 and a warrant to purchase 125,000 shares of common stock at an exercise price of $0.37 in August 2000. Mr. Josephberg owns a 50% interest in J.G. Capital, Inc.

         LIMITATIONS ON DIRECTORS' LIABILITIES AND INDEMNIFICATION

         Our Articles of Incorporation provides that, except to the extent prohibited by the Nevada Revised Statutes, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty unless the breach related to acts or omissions involving intentional misconduct, fraud, or a knowing violation of law. Under Nevada law, our directors have fiduciary duties to us that are not eliminated by this provision of the Articles of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each of our director will continue to be subject to liability under Nevada law for breach of the director's duty of loyalty to us for acts or omissions that are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Nevada law. This provision also does not affect our directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. In addition, we intend to maintain liability insurance for our officers and directors.

         Section 78.7502 of the Nevada Revised Statutes permits us to, and our Articles of Incorporation provides that we may, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, one of our directors or officers, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom. Such right of indemnification shall inure to such individuals whether or not the claim asserted is based on matters that antedate the adoption of our Articles of Incorporation. Such right of indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by our Articles of Incorporation shall not be deemed exclusive of any other rights that may be provided now or in the future under any provision currently in effect or hereafter adopted by our Articles of Incorporation, by any agreement, by vote of our stockholders, by resolution of our directors, by provision of law or otherwise. Section 78.037 of the Nevada Revised Statutes permits a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 78.300 of the Nevada Revised Statutes relating to unlawful dividends, stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. Section 78.037 of the Nevada Revised Statutes is designed, among other things, to encourage qualified individuals to serve as directors of Nevada corporations. We believe this provision will assist us in securing the services of qualified directors who are not our employees. This provision has no effect on the availability of equitable remedies, such as injunction or rescission. If equitable remedies are found not to be available to our stockholders in any particular case, our stockholders may not have any effective remedy against actions taken by our directors that constitute negligence or gross negligence.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors pursuant to the foregoing provision, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

EXECUTIVE COMPENSATION

         SUMMARY COMPENSATION TABLE

The following table sets forth information concerning compensation earned by our Chief Executive Officer and our other executive officers.

                                                ANNUAL COMPENSATION          LONG TERM COMPENSATION
                                            ---------------------------     ------------------------
                                                                            RESTRICTED    SECURITIES
   NAME AND PRINCIPAL                                    OTHER ANNUAL         STOCK       UNDERLYING
        POSITION                   YEAR     SALARY($)   COMPENSATION($)      AWARDS($)     OPTIONS
   ------------------              ----     ---------   ---------------     ----------    ----------

Michael Pete ...................   1999       36,000            --             7,350         800,000
   President, Treasurer and        1998       30,000            --                --              --
   Director                        1997       10,000            --                --              --

Leslie S. Robins ...............   1999      109,340         7,352(1)        131,915       5,000,000
   Chairman of the Board,          1998       67,600         2,448(1)             --              --
   Executive Vice President        1997       18,000            --                --              --
   and Secretary

John J. Cousins ................   1999       41,495            --             3,375         300,000
    Vice President Finance         1998           --            --                --              --
                                   1997           --            --                --              --

----------
(1)  Represents the amount of an automobile lease for the benefit of Mr. Robins.


         EMPLOYMENT AGREEMENTS

         Mr. Cousins entered into an employment agreement with us for an initial period of employment with us for two years with a one-year renewal option. The agreement provides that Mr. Cousins will receive an annual base salary of $60,000 in the first year, $75,000 in the second year, and $94,000 in the option year.

STOCK OPTIONS

         1999 INCENTIVE STOCK OPTION PLAN

         In January 1999, our Board of Directors adopted the 1999 Incentive Stock Option Plan, which provides for the grant of qualified incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code, but such plan was not approved by the our stockholders within twelve months. Thus, incentive stock options granted to our officers and key employees are being treated as non-qualified stock options. The 1999 Incentive Stock Option Plan is administered by our Board of Directors. The purpose of the 1999 Incentive Stock Option Plan is to provide a means of performance-based compensation in order to attract and retain qualified personnel and to provide an incentive to those whose job performance affects us.

         The 1999 Incentive Stock Option Plan authorizes the grant of stock options to purchase, and awards of, an aggregate of up to 10,000,000 shares of our Common Stock. The number of shares reserved for issuance under the 1999 Incentive Stock Option Plan is subject to anti-dilution provisions for stock splits, stock dividends and similar events. If a stock option granted under the Stock Option Plan expires or terminates, or a grant is forfeited, the shares subject to any unexercised portion of such stock option grant will again become available for the issuance of further stock options under such plan.

         Options granted under the 1999 Incentive Stock Option Plan will become exercisable according to the terms of the grant made by our Board of Directors. Grants will be subject to the terms and restrictions of the award made by our Board of Directors. Our Board of Directors has discretionary authority to select participants from among eligible persons and to determine at the time a stock option is granted when and in what increments shares covered by such stock option may be purchased.

         The exercise price of any stock option granted under the 1999 Incentive Stock Option Plan is payable in full (1) in cash, (2) by surrender of shares of our Common Stock already owned by the option holder having a market value equal to the aggregate exercise price of all shares to be purchased, (3) by such other consideration as our Board of Directors deems appropriate or (5) by any combination of the foregoing.

         Our Board of Directors may from time to time revise or amend the 1999 Incentive Stock Option Plan, and may suspend or discontinue it at any time. However, no such revision or amendment may impair the rights of any participant under any outstanding grant without such participant's consent or may, without stockholder approval, increase the number of shares subject to the 1999 Incentive Stock Option Plan or decrease the exercise price of a stock option to less than 100% of fair market value on the date of grant (with the exception of adjustments resulting from changes in capitalization), materially modify the class of participants eligible to receive options or grants under such plan, materially increase the benefits accruing to participants under such plan or extend the maximum option term under such plan.

         As of November 20, 2000, non-qualified stock options to purchase 5,825,000 shares have been granted at exercise prices ranging from $.09 to $.34 per share pursuant to the 1999 Incentive Stock Option Plan. Of these stock options, Harold Herman exercised options for 150,000 shares at an exercise price of $.09 per share in March 2000, and Leslie Robins exercised options for 1,000,000 shares, 450,000 shares and 400,000 shares, each at an exercise price of $.12 per share in June 2000, August 2000 and September 2000, respectively, in exchange for promissory notes for $120,000, $54,000 and $48,000, respectively, each with an annual interest rate of 10% due quarterly and the principal due in three years. None of the other options have been exercised. As of October 31, 2000, 4,175,000 shares remained available for future grants under the Stock Option Plan. Unless previously terminated by the Board of Directors, no Options may be granted under the Stock Option Plan after January 3, 2009.

OPTION GRANTS

         The following table provides summary information regarding stock options and warrants granted to our Chief Executive Officer and other executive officers during the fiscal year ended 1999.

                                                 OPTIONS GRANTED IN 1999
                                                   INDIVIDUAL GRANTS
                          --------------------------------------------------------------------    POTENTIAL REALIZABLE VALUE AT
                             NUMBER OF         PERCENT OF                                             ASSUMED ANNUAL RATES OF
                             SECURITIES      TOTAL OPTIONS                                         STOCK PRICE APPRECIATION FOR
                             UNDERLYING       GRANTED IN                                                 OPTION TERM(3)
                              OPTIONS          FISCAL 1999    EXERCISE PRICE                      ------------------------------
NAME                          GRANTED            (%)(1)        ($/SHARE)(2)   EXPIRATION DATE        5%($)               10%($)
----                      -------------      -------------    --------------  ---------------     -----------         ----------
Michael Pete .......          300,000              4.7             0.09           1/5/03               5,819             12,530
Michael Pete .......          500,000              7.8             0.15          6/15/04              20,721             45,788
Leslie Robins ......        2,000,000             31.3             0.12           2/6/03              51,722            111,384
Leslie Robins ......        3,000,000             46.9             0.15          6/15/04             124,327            274,730
John Cousins .......          300,000              4.7             0.15          6/28/03               9,698             20,885

----------
     (1) We granted options for an aggregate of 2,900,000 shares to our officers and key employees under the Stock Option Plan (not including 150,000 shares underlying options granted to a non-employee director) during the fiscal year ended December 31, 1999, and we granted warrants for an aggregate of 3,500,000 shares (not including 350,000 shares underlying warrants granted to a non-employee director) during the fiscal year ended December 31, 1999. The percentage is calculated based on the combined total of options and warrants granted to officers and key employees during the fiscal year ended December 31, 1999.
     (2) We granted options and warrants at an exercise price equal to the fair market value of the common stock on the date of grant.
     (3) The potential realizable value is calculated assuming the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option or warrant and that the option or warrant is exercised at the exercise price and sold on the last day of its term at the appreciated price. All options listed have a terms of 4 years and all warrants listed have a term of 5 years. Stock price appreciation of 5% and 10% is assumed pursuant to the rules of the Securities and Exchange Commission. There can be no assurance that the actual stock price will appreciate over the 4-year option term or 5-year warrant term at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the common stock appreciates over the option or warrant term, no value will be realized from the option or warrant granted made to the named executive officers.

     OPTION EXERCISES AND HOLDINGS

         The following table provides summary information concerning the shares of common stock represented by outstanding stock options and warrants held by our Chief Executive Officer and other executive officers as of December 31, 1999.

                             YEAR-END OPTION VALUES

                                  NUMBER OF SECURITIES UNDERLYING                VALUE OF UNEXERCISED
                                        UNEXERCISED OPTIONS                      IN-THE-MONEY OPTIONS
                                      DECEMBER 31, 1999(1)(3)                  DECEMBER 31, 1999(2)(3)
                               -------------------------------------      ----------------------------------
NAME                           EXERCISABLE (#)     UNEXERCISABLE (#)      EXERCISABLE($)    UNEXERCISABLE($)
----                           ---------------     -----------------      --------------    ----------------
Michael Pete.............           800,000                ---                598,000              ---
Leslie Robins............         4,600,000            400,000              3,383,000          302,000
John Cousins.............           180,000            120,000                130,500           87,000

----------
     (1) No options or warrants were exercised as of the completion of the fiscal year ended December 31, 1999.
     (2) The value of the unexercised "in-the-money" options and warrants is based on the fair market value of $.875 per share as of December 31, 1999 minus the exercise price, multiplied by the numbers of shares underlying the option or warrant, as the case may be.
     (3) Options vest periodically over the term of one year as follows: 35% vests 90 days after the grant date, 25% vests 180 days after the grant date, 20% vests 270 days after the grant date and the remaining 20% vests 360 days after the grant date. Warrants vest immediately in full on the grant date.

                              CERTAIN TRANSACTIONS

         In June 2000, we issued to Leslie Robins, our Chairman of the Board, Executive Vice President and Secretary, 1,000,000 shares of Common Stock as the result of exercising options with an exercise price of $0.12 in exchange for a promissory note in the principal amount of $120,000. The note bears interest at 10% per annum due quarterly and the principal is due in June 2003. In August 2000, we issued to Mr. Robins 450,000 shares of Common Stock as the result of exercising options with an exercise price of $0.12 in exchange for a promissory note in the principal amount of $54,000. The promissory note bears interest at 10.0% per annum due quarterly and the principal is due in August 2003. In September 2000, we issued to Mr. Robins 400,000 shares of Common Stock as the result of exercising options with an exercise price of $0.12 in exchange for a promissory note in the principal amount of $48,000. The promissory note bears interest at 10.0% per annum due quarterly and the principal is due in September 2003.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock on November 20, 2000 by
(i) each of our directors, (ii) each of our executive officers, (iii) each person known to us to beneficially own more than 5% of our common stock and (iv) all of our directors and executive officers as a group. Each of such persons can be contacted at 8301 Washington NE, Suite 5, Albuquerque, New Mexico 87113.

                                                                                                 PERCENTAGE OF SHARES
                                                                                                BENEFICIALLY OWNED (2)
                                                                                                ----------------------
                                                               NUMBER OF SHARES                  BEFORE        AFTER
           NAME OF BENEFICIAL OWNER (1)(2)                    BENEFICIALLY OWNED                OFFERING     OFFERING
           -------------------------------               -----------------------------          ---------    ---------
Leslie Robins.......................................           14,614,395(3)                       10.7%        10.7%
Michael Pete........................................            1,289,524(4)                        *            *
John Cousins........................................              850,000(5)                        *            *
Harold Herman.......................................              975,000(6)                        *            *
Richard Josephberg..................................              200,000(7)                        *            *
All directors and executive officers as a group                17,828,919(8)                       12.8%        12.8%
(5 persons)

----------
     *Less than 1.0%.
     (1) To the Company's knowledge, except pursuant to applicable community property laws or as indicated in the footnotes to this table, to our knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder.
     (2) The percentage of total voting power is calculated assuming all issued convertible notes and warrants outstanding were converted into 67,029,396 shares of common stock (excluding warrants granted to our directors and officers to purchase 7,275,000 shares of common stock) resulting in 128,342,072 shares of common stock outstanding on November 20, 2000. 128,342,072 shares of common stock will be outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after the effective date of this offering are deemed outstanding, while such shares are not deemed outstanding for computing percentage ownership of any other person.
     (3) Includes 2,050,000 shares of common stock issuable upon exercise of options that are currently exercisable and 5,950,000 shares of common stock issuable upon exercise of warrants that are currently exercisable.
     (4) Includes 575,000 shares of common stock issuable upon exercise of options that are currently exercisable and 500,000 shares of common stock issuable upon exercise of a warrant that is currently exercisable.
     (5) Includes 600,000 shares of common stock issuable upon exercise of options that are currently exercisable and 100,000 shares of common stock issuable upon exercise of a warrant that is currently exercisable.
     (6) Includes 225,000 shares of common stock issuable upon exercise of an option that is currently exercisable and 600,000 shares of common stock issuable upon exercise of a warrant that is currently exercisable.
     (7) Represents 75,000 shares of common stock and 125,000 shares of common stock issuable upon exercise of a warrant that is currently exercisable, all of which are held by J.G. Capital, Inc., of which Mr. Josephberg owns a 50% interest.
     (8) Includes 3,450,000 shares of common stock issuable upon exercise of options that are currently exercisable and 7,275,000 shares of common stock issuable upon exercise of warrants that are currently exercisable.

                          DESCRIPTION OF CAPITAL STOCK

         Upon the closing of this offering, we will be authorized to issue 150,000,000 shares of common stock, $.001 par value per share. These are the limits of what we can issue but we are not issuing 150,000,000 shares. The following description of our capital stock does not purport to be complete and is subject to and qualified by our certificate of incorporation and bylaws, which are included as exhibits to the Registration Statement of which this prospectus forms a part, and by the provisions of applicable Nevada law.

COMMON STOCK

         As of November 20, 2000, assuming the conversion of all outstanding convertible notes and warrants (excluding warrants granted to our directors and officers to purchase 7,275,000 shares of common stock), there were 124,502,072 shares of common stock outstanding, which were held of record by approximately 12,550 stockholders. In addition, as of November 20, 2000, there were 7,275,000 shares subject to outstanding warrants granted to our directors and officers and 3,825,000 shares of common stock subject to outstanding employee stock options. Upon completion of this offering, there will be 124,502,072 shares of common stock outstanding, assuming no exercise of outstanding warrants granted to our directors and officers and employee stock options.

         The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

CONVERTIBLE NOTES

         8% convertible notes in the aggregate amount of $10 million that may be converted into shares of our common stock were sold and issued to four investors who are selling stockholders. Of this amount, we have received funds for a total of $500,000 and funding of an additional $1.5 million is contingent upon the successful registration of the underlying shares of common stock under the Securities Act of 1933, as amended, in the Registration Statement of which this prospectus forms a part. Following such registration, we also have the right until September 15, 2003 to require these selling stockholders to fund up to the remaining balance of $8 million in exchange for additional 8% convertible notes that may be converted into shares of our common stock. We agreed to register the shares of common stock underlying these convertible notes. We are required to pay the expenses of such registration and include in the Registration Statement the shares underlying the warrants, as described below, issued in connection with the sale of the notes to these selling stockholders. The issuance of the notes and the sale of the shares of common stock by these four selling stockholders are pursuant to a convertible note purchase agreement dated September 15, 2000 that we entered into with such selling stockholders, which is included as an exhibit to the Registration Statement of which this prospectus forms a part.

         7 1/2% convertible notes in the aggregate amount of $1,055,667 that may be converted into shares of our common stock were sold and issued to two investors who are selling stockholders. Of this amount, we have received funds for a total of $710,000 and $30,667 represents accrued interest on previous private fundings that were rolled into the aggregate amount of the notes. The funding of an additional $315,000 is contingent upon the successful registration of the underlying shares of common stock under the Securities Act of 1933, as amended, in the Registration Statement of which this prospectus forms a part. We agreed to register the shares of common stock underlying these convertible notes. We are required to pay the expenses of such registration and include in the Registration Statement the shares underlying the warrants, as described below, issued in connection with the sale of the notes to these selling stockholders. The issuance of the notes and the sale of the shares of common stock by these two selling stockholders are pursuant to a securities purchase agreement dated November 7, 2000 that we entered into with each such selling stockholder, which are included as exhibits to the Registration Statement of which this prospectus forms a part.

WARRANTS

         In connection with the sale and issuance of the convertible notes to the selling stockholders, we also issued to the selling stockholders, warrants to purchase 500,000 shares of our common stock at an exercise price of $.38 per share, warrants to purchase 55,000 shares of our common stock at an exercise price of $1.62 per share and warrants to purchase 16,000 shares at an exercise price of $.43 per share. The holders of the warrants are entitled to certain rights with respect to the registration of the shares of common stock upon exercise of the warrants under the Securities Act of 1933, as amended. The issuance of warrants to purchase an additional 5,371,500 shares of our common stock is contingent upon the successful registration of the underlying shares of common stock under the Securities Act of 1933, as amended, in the Registration Statement of which this prospectus forms a part, at which time the warrants will be priced.

         As of November 20, 2000, there were outstanding warrants to purchase 5,942,500 shares of common stock that had been issued to the selling stockholders in connection with the sale of the convertible notes (including the warrants issuable contingent upon the successful registration of the underlying shares of common stock) and 7,275,000 warrants had been issued to our officers and directors.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF NEVADA LAW

         Certain provisions of Nevada law could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent if an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

         We are subject to Sections 78.411 -- 78.444 of the Nevada Revised Statutes, anti-takeover laws. In general, Sections 78.411 -- 78.444 prohibit a publicly held Nevada corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless, with exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the common stock is Oxford Transfer & Registrar.

                        SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of this offering, we will have outstanding 124,502,072 shares of common stock that will be freely tradable without restriction or further registration under the Securities Act, which assumes

         o the conversion of all of our issued convertible notes and warrants outstanding as of November 20, 2000 into an aggregate of 67,029,396 shares of common stock upon the completion of this offering;

         o the issuance of 67,029,396 shares of common stock offered by the selling stockholders; and

         o no exercise of outstanding warrants granted to our directors and officers or stock options granted to our employees and directors.

RULE 144

All of the 67,029,396 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. Upon completion of this offering, we will have outstanding an additional 2,578,332 shares of common stock held by existing stockholders that were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below. If shares are purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act, their sales of shares would be subject to the limitations and restrictions that are described below.

         In general, under Rule 144 as currently in effect, after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned shares of our common stock for at least one year, including any person who may be deemed to be an "affiliate" (as the term "affiliate" is defined under the Securities Act), would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

         o 1% of the number of shares of common stock then outstanding, which will equal approximately 1,283,421 shares immediately after this offering; or

         o the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

         Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

RULE 144(k)

         Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RESALE OF SHARES UNDERLYING STOCK OPTIONS AND WARRANTS

         As of November 20, 2000, there were a total of 3,825,000 shares of common stock reserved for issuance and subject to outstanding options under our 1999 Incentive Stock Option Plan, of which options were vested to purchase 1,095,000 shares of common stock. An additional 4,175,000 shares of common stock are reserved for issuance under our 1999 Incentive Stock Option Plan. We may file a registration statement on Form S-8 under the Securities Act of 1933, as amended, covering the shares that have been reserved for issuance under our 1999 Incentive Stock Option Plan, permitting the resale of such shares in the public market.

         As of November 20, 2000, there were outstanding warrants to purchase 13,217,500 shares of common stock, including warrants issuable contingent upon the successful registration of the underlying shares of common stock and warrants issued to our officers and directors to purchase 7,275,000 shares of common stock.

                            THE SELLING STOCKHOLDERS

         The following table sets forth certain information regarding the selling stockholders and the shares offered by them in this prospectus. None of the selling stockholders within the past three years has had any material relationship with us or any of our affiliates except as described below. The term "selling shareholders" also includes any transferees, pledges, donees, or other successors in interest to the selling shareholders named in the table below. Because the selling shareholders may offer all or some of the shares pursuant to this prospectus, and to our knowledge there are currently no agreements, arrangements or understanding with respect to the sale of any of the shares that may be held by the selling shareholders after completion of this offering, we can give no estimate as to the amount of shares that will be held by the selling shareholders after completion of this offering. The 63,189,396 shares offered in this prospectus include the following:

         o 55,555,556 shares of common stock issued upon conversion of convertible notes in the aggregate amount of $10,000,000 sold and issued to Keshet Fund L.P., Keshet L.P., Nesher Ltd. and Talbiya B. Investments L.P.;

         o 5,340,000 shares of common stock issued upon exercise of warrants at $______ per share which were issued to Keshet Fund L.P., Keshet L.P., Nesher Ltd. and Talbiya B. Investments L.P.;

         o 500,000 shares of common stock issued upon exercise of warrants at $0.38 per share which were issued to Alon Enterprises Ltd.;

         o 5,531,340 shares of common stock issued upon conversion of convertible notes in the aggregate amount of $1,054,550 sold and issued to RFL Asset Management, LLC and Triton Private Equities Fund, L.P.;

         o 55,000 shares of common stock issued upon exercise of warrants at $1.62 per share which were issued to RFL Asset Management, LLC and Triton Private Equities Fund, L.P.;

         o 16,000 shares of common stock issued upon exercise of warrants at $0.43 per share which were issued to RFL Asset Management, LLC and Triton Private Equities Fund, L.P.; and

         o 31,500 shares of common stock issued upon exercise of warrants at $0.374 per share which were issued to RFL Asset Management, LLC and Triton Private Equities Fund, L.P.

                                                                                  Number of       Percentage of
                                              Number of                            Shares        Class of Shares
                                               Shares           Number of        Beneficially      Beneficially
                                            Beneficially      Shares Being         Owned on          Owned on
                                           Owned Prior to     Offered by the    Completion of      Completion of
       Name of Selling Stockholder          This Offering      Stockholder      this Offering      this Offering
       ---------------------------         --------------     --------------    -------------    ---------------
Keshet Fund L.P.
Ragnall House                                  18,268,667        18,268,667           0                 0%
18 Peel Road
Douglan, Isle of Man

Keshet L.P.
Ragnall House                                  21,313,445        21,313,445           0                 0%
18 Peel Road
Douglan, Isle of Man

Nesher Ltd.
Ragnall House                                  12,179,111        12,179,111           0                 0%
18 Peel Road
Douglan, Isle of Man

Talbiya B. Investments L.P.
Ragnall House                                   9,134,333         9,134,333           0                 0%
18 Peel Road
Douglan, Isle of Man

Alon Enterprises Ltd.
Ragnall House                                     500,000           500,000           0                 0%
18 Peel Road
Douglan, Isle of Man

Triton Private Equities Fund, L.P.
225 North Market Street, Suite 220              3,583,731         3,583,731           0                 0%
Wichita, Kansas 87202

RFL Asset Management, LLC
c/o Levinson Capital Management, LLC            2,050,109         2,050,109           0                 0%
2 World Trade Center, Suite 1820
New York, New York 10048

         We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We will, however, receive $__________ if the warrants are exercised. We have agreed to bear certain expenses in connection with the registration of the shares being offered and sold by the selling stockholders, estimated to be $150,000.

                              PLAN OF DISTRIBUTION

         Subject to the agreements by the selling stockholders described above, the selling stockholders may sell the shares from time to time

         o at market prices prevailing on the OTC Bulletin Board at the time of offer and sale, or at prices related to such prevailing market prices; or

         o    in negotiated transactions; or

         o    a combination of such methods of sale.

         The selling stockholders may effect such transactions by offering and selling the shares directly to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom the selling shareholders may sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         The selling stockholders and any broker-dealers who act in connection with the sale of their shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commissions received by them and profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act as underwriters or otherwise.

         We have advised the selling stockholders that they and any securities broker-dealers or others who may be deemed to be statutory underwriters will be subject to the prospectus delivery requirements under the Securities Act. Under applicable rules and regulations under the Securities Exchange Act of 1934 any person engaged in a distribution of any of the shares may not simultaneously engage in market activities with respect to the common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders. All of the foregoing may affect the marketability of the common stock.

         In the absence of this Registration Statement, the selling stockholders would be able to sell their shares only subject to the limitations of Rule 144 promulgated under the Securities Act of 1933 ("Rule 144"). In general, under Rule 144 as currently in effect, an "affiliate" of the issuer, or a person who has beneficially owned shares which are "restricted securities" for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

         o one percent (1%) of the then outstanding shares of common stock of the issuer; or

         o the average weekly trading volume of the common stock during the four calendar weeks preceding a sale by such person.

         Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the issuer. Under Rule 144, however, a person who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the issuer is free to sell shares which are "restricted securities" which have been held for at least two years without regard to the limitations contained in Rule 144. None of the selling stockholders will be subject to the foregoing restrictions when selling their shares pursuant to this prospectus.

         Under Section 16 of the Exchange Act, executive officers, directors, and 10% or greater shareholders of Advanced Optics Electronics will be liable to us for any profit realized from any purchase and sale (or any sale and purchase) of common stock within a period of less than six months.

                                 LEGAL MATTERS

         The validity of the common stock offered by this prospectus will be passed upon for us by Kirkpatrick & Lockhart LLP, Los Angeles, California.

                                    EXPERTS

         Neff & Ricci LLP, independent auditors, audited our consolidated financial statements at December 31, 1998 and 1999, and for the years ended December 31, 1998 and 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on their report given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

         We filed with the SEC a Registration Statement on Form SB-2 under the Securities Act for the shares of common stock in this offering. This Prospectus does not contain all of the information in the Registration Statement and the exhibits and schedule that were filed with the Registration Statement. For further information with respect to us and our common stock, we refer you to the Registration Statement and the exhibits and schedule that were filed with the Registration Statement. Statements contained in this Prospectus about the contents of any contract or any other document that is filed as an exhibit to the Registration Statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the Registration Statement. A copy of the Registration Statement and the exhibits and schedules that were filed with the Registration Statement may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the SEC upon payment of the prescribed fee. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

                        ADVANCED OPTICS ELECTRONICS INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                         PAGE
                                                                         ----

Report of Independent Certified Public Accountants.................       F-2

Balance Sheets.....................................................       F-3

Statements of Operations...........................................       F-4

Statements of Stockholders' Equity (Deficit).......................       F-5

Statements of Cash Flows...........................................       F-6

Notes to Financial Statements......................................       F-7

                         [NEFF & RICCI LLP LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT


Board of Directors Advanced Optics Electronics, Inc.


We have audited the balance sheet of Advanced Optics Electronics, Inc. (a development stage company) as of December 31, 1999, and the related statements of income, retained earnings, and cash flows for the years ended December 31, 1999 and 1998, and for the 1999 and 1998 portion of the period from May 22, 1996 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the 1996 and 1997 portion of the period from May 22, 1996 (inception) through December 31, 1999, were audited by other auditors whose report dated February 5, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1999 financial statements referred to above present fairly, in all material respects, the financial position of Advanced Optics Electronics, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998, and for the 1999 and 1998 portion of the period from May 22, 1996 (inception) through December 31, 1999, in conformity with generally accepted accounting principles.

/s/ NEFF & RICCI LLP

Albuquerque, New Mexico
February 18, 2000

                        ADVANCED OPTICS ELECTRONICS, INC.
                                 BALANCE SHEETS
              SEPTEMBER 30, 2000 (UNAUDITED) AND DECEMBER 31, 1999


                                                                                                  SEPTEMBER 30,     DECEMBER 31,
                                                                                                      2000              1999
                                                                                                 --------------    --------------
                                                                                                    (unaudited)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents                                                                        $      778,220    $      190,387
Certificate of deposit                                                                                  106,684           104,582
Marketable equity securities                                                                                 --            36,474
Costs and estimated earnings in excess of billings on uncompleted contract                              588,789           560,545
Raw materials                                                                                            29,293            35,293
Due from officer and shareholder                                                                         44,493            67,494
                                                                                                 --------------    --------------
          Total current assets                                                                        1,547,479           994,775
                                                                                                 --------------    --------------

FIXED ASSETS, AT COST
Furniture and Fixtures                                                                                   29,461            28,097
Computers                                                                                                44,490            35,900
Technical equipment                                                                                     236,691           187,397
Automobile                                                                                               43,313            43,313
Equipment under capital lease                                                                           101,359           101,359
Leasehold Improvements                                                                                   18,362            16,775
Less accumulated depreciation                                                                          (169,543)         (102,691)
                                                                                                 --------------    --------------
          Total fixed assets                                                                            304,133           310,150
                                                                                                 --------------    --------------

OTHER ASSETS
Note receivable from officer                                                                            199,477            31,030
Investment in Bio Moda, Inc.                                                                            156,698           207,334
Investment in Wizard Technologies, Inc., at cost                                                             --            65,000
Debt origination costs, net of accumulated amortization                                                  50,000            14,169
Goodwill, net of accumulated amortization                                                                 4,510             4,604
Patents, net of accumulated amortization                                                                188,095           198,745
Other assets                                                                                             30,089            30,000
                                                                                                 --------------    --------------
          Total other assets                                                                            628,869           550,882
                                                                                                 --------------    --------------

          TOTAL ASSETS                                                                           $    2,480,481    $    1,855,807
                                                                                                 ==============    ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                                                 $       41,662    $       64,175
Notes payable                                                                                           119,376             4,726
Accrued liabilities                                                                                       7,764            16,205
Current portion of long-term debt and capital lease obligation                                           39,552            44,105
Allowance for loss on contract                                                                          108,414            71,545
                                                                                                 --------------    --------------
          Total current liabilities                                                                     316,768           200,756
                                                                                                 --------------    --------------
Long-term portion of long-term debt and capital lease obligation                                        334,549           408,790
                                                                                                 --------------    --------------

STOCKHOLDERS' EQUITY
Preferred Series A, 7.5% cumulative, convertible into common stock At a rate determined by dividing the purchase price of the Preferred shares by the conversion price of the common stock; $.001 par value; authorized 10,000,000 shares, issued 550 shares in first quarter of
2000 and 160 shares in the third quarter of 2000                                                              1                --

Common stock, December 31, 1999 authorized 75,000,000 shares, $.001 par value,
46,140,973 shares issued and outstanding Common stock, September 30, 2000, authorized
150,000,000 shares $.001 par value 61,312,676 shares issued and 61,175,176 shares outstanding            61,313            46,141
Additional paid-in capital                                                                            8,635,792         4,870,257
Deficit accumulated during the development stage                                                     (6,813,368)       (3,639,507)
Treasury stock                                                                                          (54,574)          (30,630)
                                                                                                 --------------    --------------
          Total shareholders equity                                                                   1,829,164         1,246,261
                                                                                                 --------------    --------------

          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                             $    2,480,481    $    1,855,807
                                                                                                 ==============    ==============


   The accompanying notes are an integral part of these financial statements.

                       ADVANCED OPTICS ELECTRONICS, INC.
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 1999 AND 1998 AND
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)

                                                     FOR THE YEAR ENDED          FOR THE NINE MONTHS ENDED
                                                        DECEMBER 31,                   SEPTEMBER 30,
                                                ----------------------------    ----------------------------
                                                  1998             1999            1999            2000
                                                ------------    ------------    ------------    ------------
                                                                                (unaudited)     (unaudited)
REVENUES
Contract revenue                                $    178,200    $    310,345    $    261,375    $    118,117
                                                ------------    ------------    ------------    ------------

COSTS AND EXPENSES
General and administrative                           490,296       1,952,600         721,624       2,067,891
Contract costs                                       215,472         468,221         283,570         387,964
Research and development                             148,123         239,029         137,051         447,448
                                                ------------    ------------    ------------    ------------

     Total  Expenses                                 853,891       2,659,850       1,142,245       2,903,303
                                                ------------    ------------    ------------    ------------

Operating loss                                      (675,691)     (2,349,505)       (880,870)     (2,785,186)
                                                ------------    ------------    ------------    ------------

OTHER INCOME AND (EXPENSES)
Interest income                                          851          10,865          11,028          10,813
Unrealized gain (loss) on marketable
     equity securities                                (6,875)        (26,684)        (15,424)          4,194
Loss on Bio Moda, Inc.                               (68,424)       (108,086)        (48,309)        (50,637)
Interest Expense                                      (1,972)       (189,374)       (225,115)       (193,368)
                                                ------------    ------------    ------------    ------------

          Total other expenses                       (76,420)       (313,279)       (277,820)       (228,998)
                                                ------------    ------------    ------------    ------------

          Net loss before cumulative effect
              of change in accounting
              principle                             (752,111)     (2,662,784)     (1,158,690)     (3,014,184)

CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING
  PRINCIPLE                                               --         (63,020)        (63,020)             --
                                                ------------    ------------    ------------    ------------

          Net loss                              $   (752,111)   $ (2,725,804)   $ (1,221,710)   $ (3,014,184)
                                                ============    ============    ============    ============
Net loss per share before cumulative
     effect of change in accounting
     principle                                         (.055)          (.070)           (.04)           (.06)
Cumulative effect of change in
     accounting principle
                                                          --           (.002)             --              --
                                                ------------    ------------    ------------    ------------
Net loss per share                              $      (.055)   $      (.072)   $       (.04)   $       (.06)
                                                ============    ============    ============    ============
Weighted average shares outstanding               13,723,302      37,809,084      32,149,015      53,921,575
                                                ============    ============    ============    ============



   The accompanying notes are an integral part of these financial statements.

                       ADVANCED OPTICS ELECTRONICS, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND
            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 (UNAUDITED)


                                              COMMON STOCK                    PREFERRED STOCK              TREASURY STOCK
                                      ----------------------------    ---------------------------   ----------------------------
                                                          PAR                            PAR
                                         SHARES          VALUE           SHARES         VALUE          SHARES           COST
                                      ------------    ------------    ------------   ------------   ------------    ------------

Balance, December 31, 1997               7,281,212    $      7,281              --   $         --             --              --
Stock issued for cash                   10,979,275          10,979              --             --             --              --
Stock issued for services                2,751,000           2,751              --             --             --              --
Stock issued in exchange for               315,000             315              --             --             --              --
note receivable
Purchase and retirement of                (472,200)           (472)             --             --             --              --
treasury stock
Net loss                                        --              --              --             --             --              --
                                      ------------    ------------    ------------   ------------   ------------    ------------
Balance, December 31, 1998              20,854,287          20,854              --             --             --              --
Stock issued for cash                    8,681,624           8,682              --             --             --              --
Stock issued for services               17,094,313          17,094              --             --             --              --
Intrinsic value of beneficial                   --              --              --             --             --              --
conversion feature of notes
payable
Fair value of warrants related                  --              --              --             --             --              --
to notes payable
Purchase and retirement of                (489,251)           (489)             --             --             --              --
treasury stock
Purchase of treasury stock                      --              --              --             --       (229,000)        (41,760)
Sale of treasury stock                          --              --              --             --         85,000          11,130
Net loss                                        --              --              --             --             --              --
                                      ------------    ------------    ------------   ------------   ------------    ------------
Balance, December 31, 1999              46,140,973          46,141              --             --       (144,000)        (30,630)
Stock issued for cash                      782,000             782             550              1             --         852,710
Stock issued for services                1,791,733           1,792              --             --             --       1,118,441
Purchase of treasury stock                      --              --              --             --         (6,500)         (7,683)
Sale of treasury stock                          --              --              --             --         25,000           4,486
Constructive dividends                          --              --              --             --             --          42,581
(amortization of discount on
convertible preferred stock)
Net loss                                        --              --              --             --             --              --
Balance, March 31, 2000                 48,714,706          48,715             550              1       (125,500)   $    (33,827)
                                      ------------    ------------    ------------   ------------   ------------    ------------
Exercise of stock options for            1,000,000           1,000              --             --             --              --
note receivable
Stock issued for services                1,247,970           1,248              --             --             --              --
Stock issued upon conversion of          9,200,000           9,200              --             --             --              --
outstanding convertible notes
Purchase of treasury stock                      --              --              --             --        (44,000)        (33,817)
Constructive dividends                          --              --              --             --             --              --
(amortization of discount on
convertible preferred stock)
Net loss                                        --              --              --             --             --              --
                                      ------------    ------------    ------------   ------------   ------------    ------------
Balance, June 30, 2000                  60,162,676          60,163             550              1       (169,500)        (67,644)
Stock issued for cash                           --              --             160             --             --              --
Exercise of stock options for              850,000             850              --             --             --              --
note receivable
Stock issued for services                  300,000             300              --             --             --              --
Purchase of treasury stock                      --              --              --             --        (13,000)         (4,986)
Sale of treasury stock                          --              --              --             --         45,000          18,056
Intrinsic value of beneficial                   --              --              --             --             --              --
conversion feature of notes
payable
Fair value of warrants related                  --              --              --             --             --              --
to notes payable
Net loss                                        --              --              --             --             --              --
Balance, September 30, 2000             61,312,676    $     61,313             710   $          1       (137,500)   $    (54,574)
                                      ============    ============    ============   ============   ============    ============
(unaudited)


                                                    EQUITY (DEFICIT)
                                                       ACCUMULATED
                                       ADDITIONAL        DURING          TOTAL
                                        PAID IN        DEVELOPMENT    STOCKHOLDER
                                        CAPITAL           STAGE          EQUITY
                                      ------------  ----------------  ------------

Balance, December 31, 1997            $    668,316    $   (161,592)   $    514,005
Stock issued for cash                    1,281,728              --       1,292,707
Stock issued for services                  293,719              --         296,470
Stock issued in exchange for                28,685              --          29,000
note receivable
Purchase and retirement of                 (39,913)             --         (40,385)
treasury stock
Net loss                                        --        (752,111)       (752,111)
                                      ------------    ------------    ------------
Balance, December 31, 1998               2,232,535        (913,703)      1,339,686
Stock issued for cash                      855,101              --         863,783
Stock issued for services                1,469,320              --       1,486,414
Intrinsic value of beneficial              174,610              --         174,610
conversion feature of notes
payable
Fair value of warrants related             125,000              --         125,000
to notes payable
Purchase and retirement of                 (10,643)             --         (11,132)
treasury stock
Purchase of treasury stock                      --              --         (41,760)
Sale of treasury stock                      24,334              --          35,464
Net loss                                        --      (2,725,804)     (2,725,804)
                                      ------------    ------------    ------------
Balance, December 31, 1999               4,870,257      (3,639,507)      1,246,261
Stock issued for cash                           --         853,493
Stock issued for services                       --       1,120,233
Purchase of treasury stock                      --              --          (7,683)
Sale of treasury stock                      45,284              --          49,770
Constructive dividends                     (42,581)             --
(amortization of discount on
convertible preferred stock)
Net loss                                (1,501,338)     (1,501,338)
Balance, March 31, 2000                  6,929,273      (5,183,426)      1,760,736
                                      ------------    ------------    ------------
Exercise of stock options for              119,000              --         120,000
note receivable
Stock issued for services                  384,181              --         385,429
Stock issued upon conversion of            533,678              --         542,878
outstanding convertible notes
Purchase of treasury stock                      --              --         (33,817)
Constructive dividends                     117,096        (117,096)             --
(amortization of discount on
convertible preferred stock)
Net loss                                        --        (951,124)       (951,124)
                                      ------------    ------------    ------------
Balance, June 30, 2000                   8,083,228      (6,251,646)      1,824,102
Stock issued for cash                      160,000              --         160,000
Exercise of stock options for              101,150              --         102,000
note receivable
Stock issued for services                   90,260              --          90,560
Purchase of treasury stock                      --              --          (4,986)
Sale of treasury stock                       9,487              --          27,543
Intrinsic value of beneficial              166,667              --         166,667
conversion feature of notes
payable
Fair value of warrants related              25,000              --          25,000
to notes payable
Net loss                                        --        (561,722)       (561,722)
                                      ------------    ------------    ------------
Balance, September 30, 2000           $  8,635,792    $ (6,813,368)   $  1,829,164
                                      ============    ============    ============

  The accompanying notes are an integral part of these financial statements.

                       ADVANCED OPTICS ELECTRONICS, INC.
                            STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)

                                                          FOR THE YEARS ENDED                FOR THE NINE MONTHS ENDED
                                                                DECEMBER 31,                       SEPTEMBER 30,
                                                     --------------------------------    --------------------------------
                                                          1998               1999             1999              2000
                                                     --------------    --------------    --------------    --------------
                                                                                           (UNAUDITED)       (UNAUDITED)
CASH FLOWS FROM OPERATING
     ACTIVITIES
Net (loss)                                           $     (752,111)   $   (2,725,804)   $   (1,221,710)   $   (3,014,184)
Adjustments to reconcile net loss  to net
    Cash provided by operating activities:
     Amortization and depreciation expense                   66,037            87,755           109,870            91,764
     Write off organization costs                                --            63,020            63,020                --
     Amortization of discounts on                                --
        Convertible notes                                   135,532                --           190,611
     Unrealized loss on marketable Securities                 6,875            26,284            15,424            (4,194)
      Loss on Bio Moda, Inc                                  68,424           108,086            48,309            50,637
      Issuance of common stock  for services                296,470         1,486,414           565,488         1,596,222
      Issuance of notes for services                             --            50,000            50,000            20,000
      Contract receivable                                  (178,200)         (310,345)         (261,375)          (28,244)
      Allowance for loss  on contract                            --            71,545                --            36,869
      Marketable equity securities                               --              (421)
      Other  receivables                                    (13,704)          (22,477)          (21,970)           76,554
      Inventory                                                  --           (35,293)          (41,324)            6,000
      Accrued liabilities and accounts payable               29,988            44,967           (21,446)           88,422
                                                     --------------    --------------    --------------    --------------
NET CASH APPLIED TO OPERATING ACTIVITIES                   (476,221)       (1,019,916)         (715,714)         (889,964)
                                                     ==============    ==============    ==============    ==============

CASH FLOWS FROM INVESTING
     ACTIVITIES
Purchase of equipment                                      (135,334)         (133,824)          (86,431)          (60,835)
Investment in Bio Moda, Inc.                               (358,845)          (25,000)               --                --
Sale of marketable securities                               100,642
Purchase of marketable securities                           (70,034)               --           (19,836)          (59,642)
Purchase of certificate of deposit                          (50,000)          (54,582)          (55,251)          (55,408)
Redemption of certificate of deposit                             --            53,306
Purchase of other assets                                    (20,050)           (9,650)          (10,000)               --
Investment in Wizard technologies, Inc.                          --           (65,000)               --                --
Proceeds from sale of Wizard
     Technologies, Inc.                                          --                --                --            65,000
                                                     --------------    --------------    --------------    --------------
NET CASH APPLIED TO INVESTING ACTIVITIES                   (634,263)         (288,056)         (171,518)           43,063
                                                     ==============    ==============    ==============    ==============

CASH FLOWS FROM FINANCING
     ACTIVITIES
Additions to notes payable                                   41,733           478,050           447,383           430,000
Payments on notes payable and capital                       (63,380)          (30,658)
     Lease obligation                                       (11,978)          (39,586)
Issuance of common stock                                  1,292,707           863,783           507,639           853,493
Issuance of  preferred stock                                     --           160,000
Sale of treasury stock                                           --            35,464                --            77,313
Purchase of treasury stock                                  (30,385)          (52,892)          (18,435)          (46,486)
                                                     --------------    --------------    --------------    --------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                 1,240,675         1,293,747           924,609         1,434,734
                                                     ==============    ==============    ==============    ==============

Net increase (decrease) in cash                             130,191           (14,225)           37,377           587,833
Cash, beginning of period                                    74,421           204,612           204,612           190,387
                                                     --------------    --------------    --------------    --------------

CASH, END OF PERIOD                                  $      204,612    $      190,387    $      241,989    $      778,220
                                                     ==============    ==============    ==============    ==============


  The accompanying notes are an integral part of these financial statements.

                       ADVANCED OPTICS ELECTRONICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)
             (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 1999 IS UNAUDITED.)


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The interim financial information included herein is unaudited. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (SEC), although the Company believes that the disclosures made are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the financial statements and related notes contained in the Company's annual report on Form 10-KSB for the period ended December 31, 1999. Other than as indicated herein, there have been no significant changes from the financial data published in that report. In the opinion of management, such unaudited information reflects all adjustments, consisting only of normal recurring accruals and other adjustments necessary for a fair presentation of the unaudited information.

Description of Business. Advanced Optics Electronics, Inc. (the Company) is a developmental stage technology company with its principal focus on the development and production of large-scale flat panel displays. The Company is currently continuing its research and development of this product. Upon substantial completion of the research and development of the large flat panel display, the Company plans to make the transition from a developmental stage company to selling and producing this product. The market for the large-scale flat panel will include, but not be limited to, cockpit displays, flat panel computer monitors, and advertising billboards. Advanced Optics Electronics, Inc. plans to focus on producing and selling the large-scale flat panel displays for outdoor advertising billboards.

The Company has obtained a contract to produce two outdoor advertising billboards using its flat panel display technology. This is the first commercial application of the Company's technology. The success of the Company will depend on its ability to commercialize its technology and complete this contract. As of September 30, 2000, completion of this contract was behind schedule and the first milestones for billing had not yet been met. The Company received a payment on the contract of approximately $90,000 during the quarter ending September 30, 2000. While management believes the contract will ultimately be completed, because the technology has not yet been used in a commercial application, there can be no certainty that this will be accomplished. In addition, the Company may be required to obtain additional capital in order to fund the completion of the contract.

Marketable Equity Securities. The Company classifies all of its marketable equity securities as available for sale securities. Available for sale securities are carried at fair value with the unrealized gains and losses reported in Other Comprehensive Income. As of September 30, 2000, gross unrealized losses for the quarter were $2,352 and not considered significant to the financial statements taken as a whole. Therefore, they have been reported in the income statement.

Inventories. Inventory consists of raw materials and is carried at the lower of cost (specific identification) or market.

Equity Investment. The investment in Bio Moda, Inc. is accounted for using the equity method. Under this method, income and losses reported by the investee are recorded by the Company in its proportionate interest at the time they are recognized by the investee. The original cost of the Bio Moda, Inc. investment exceeded the Company's proportionate interest in Bio Moda's book value. This difference is being amortized over a 15 year period.

                       ADVANCED OPTICS ELECTRONICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)
             (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 1999 IS UNAUDITED.)


Loss Per Share. Loss per share is computed on the basis of the weighted average number of common shares outstanding during the year and did not include the effect of potential common stock as their effect would be antidilutive. The numerator for the computation is the net loss and the denominator is the weighted average shares of common stock outstanding. Certain options and warrants outstanding were not included in the computation of loss per share because their effect would be antidilutive. Convertible preferred stock issued during the quarter also was not included in the computation of loss per share because their effect would be antidilutive.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The principal areas requiring estimation are revenue recognition based on the percentage of completion method, loss allowances and the valuation of common stock issued for services.

Revenue and Cost Recognition. The Company recognizes revenue on its contract in process using the percentage-of-completion method of accounting, which is based on the proportion of the contract cost incurred to the estimated total contract cost. Costs incurred and estimated earnings in excess of billings represent the revenue recognized that has not yet been billed.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, overhead, and equipment depreciation.

The contract to produce two outdoor advertising billboards totals $1.7 million, with $885,000 allocated to the first unit. An estimated total loss of approximately $465,000 in the first unit has been recognized as of September 30, 2000. The Company's estimated cost to complete as of September 30, 2000 is $291,000, which it expects to fund with cash, billings on the contract and additional capital.

In accordance with the contract, the Company will bill the customer when certain milestones have been met. During the quarter ending September 30, 2000, the Company billed and received approximately $90,000 on the contract.

Adjustments to the original estimates of total contract revenue, total contract cost, and extent of progress toward completion are often required as work progresses under the contract and as experience is gained, even though the scope of the work required under the contract may not change. The nature of accounting for contracts is such that refinements of the estimating process for continuously changing conditions and new developments are a characteristic of the process. Accordingly, provisions for losses on contracts are made in the period in which they become evident under the percentage-of-completion method.

                       ADVANCED OPTICS ELECTRONICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)
             (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 1999 IS UNAUDITED.)


NOTE 2.  RELATED PARTY RECEIVABLES

Related party receivables at September 30, 2000, consist of the following:
            Due from officer                                                       $ 29,493
            Note receivable from former shareholder bearing                          15,000
            interest at 8% and due in November, 2000
            Note receivable from officer, interest at 10% due                        97,477
            quarterly (first quarter prepaid) and principal due in
            June, 2003
            Note receivable from officer, interest at 10% due                        48,000
            quarterly and principal due in September 2003
            Note receivable from officer interest at 10% due                         54,000
                                                                                   --------
            quarterly and principal due in August 2003

                                                                                   $243,970
                                                                                   ========


NOTE 3. INVESTMENTS

During 1999, Bio Moda, Inc. sold additional shares, therefore the Company's investment in Bio Moda, Inc. decreased from 22 to 20 percent. As of September 30, 2000, the Company owned 931,253 shares of Bio Moda's total outstanding shares of 4,650,985, and had an option to purchase an additional 187,000 shares at .485 cents per share. Bio Moda, Inc. is a development stage company involved primarily in the development of technology for the early detection of lung cancer. As a development stage company, Bio Moda, Inc. has not had any revenues and, as of September 30, 2000, was in the process of conducting clinical trials.

There is currently no active market for the common stock of Bio Moda, Inc. The ultimate value of the Company's investment in Bio Moda, Inc. will depend on its ability to complete its research and either commercialize or sell its proprietary technology.

A summary of the unaudited financial data relative to Bio Moda, Inc. as of December 31, 1999 is as follows:

ASSETS:
            Current assets                   $30,730
            Other assets                      24,465
                                             -------
                                              55,195

            Fixed assets                       2,515
                                             -------
            Total assets                     $57,710
                                             =======

                       ADVANCED OPTICS ELECTRONICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)
             (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 1999 IS UNAUDITED.)


LIABILITIES AND EQUITY
            Notes payable to stockholders              $   92,711
            Common stock                                  760,037
            Deficit accumulated during the
            development stage                            (795,038)

            Total liabilities and equity               $   57,710
                                                       ==========

The investment in Bio Moda, Inc. is accounted for using the equity method. A summary of the investment is as follows:

            Original cost, all of which exceeded           $358,845
            book value
            Additional purchase in 1999                      25,000
            Share of net loss                              (166,709)
            Amortization of excess of cost over
            book value                                      (60,438)
                                                           --------

            Net investment                                 $156,698
                                                           ========

In August 1999, the Company issued 200,000 shares of its common stock to Wizard Technologies, Inc. for $88,580. The Company then purchased a 10 percent ownership in Wizard for $65,000 with the proceeds. During the quarter ending March 31, 2000, the Company sold back all of its shares of Wizard's common stock to Wizard for its original investment of $65,000.


NOTE 4. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATION

Convertible Notes. On June 3, 1999, the Company issued $500,000 in convertible notes which bear interest at an annual rate of 8 percent and mature (principal and interest) on May 31, 2001. Effective August 1, 1999, the notes are convertible into shares of common stock at a 25 percent discount to the closing bid price of a share of common stock at the time of conversion or the time of exercise. The notes were issued in exchange for $430,000 in cash, $50,000 in legal services and $20,000 in commissions. The commissions have been capitalized as debt origination costs and are being amortized over the life of the notes. The notes are unsecured.

The intrinsic value of the conversion feature of the principal and accrued interest was estimated to be $174,610. This has been recorded as an increase in paid-in capital and a discount to the convertible notes payable, with related amortization being charged to interest expense. The discount is being amortized over a one year period, which is management's estimate of time before any conversion will be exercised. The convertible notes also include detachable warrants for the purchase of 12,500,000 shares of common stock at the lower of 75 percent of the closing bid price of a share of common stock at the time of exercise or September 1, 1999. The warrants expire on June 3, 2002. Management estimates that approximately half the warrants will be exercised prior to expiration.

                       ADVANCED OPTICS ELECTRONICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)
             (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 1999 IS UNAUDITED.)


Management estimated the fair market value of these warrants at $125,000 and recorded this amount as an increase in paid-in capital and a discount to the convertible notes payable. The discount is being amortized over the two year life of the notes.

A significant contingency required by the aforementioned convertible note and warrant agreements is the registration of the underlying shares with the Securities and Exchange Commission. The company is to use its best efforts to register these shares and is in the process of preparing the registration statement.

On June 12, 2000, the Company entered into an agreement that modified the convertible notes agreement entered into on June 3, 1999. The result of the modified agreement was the issuance of 9,200,000 shares of the Company's common stock upon conversion of the convertible notes plus accrued interest through June 12, 2000, which totaled $542,878. This transaction constituted a conversion of the outstanding convertible notes, and as such, $40,058 of unamortized intrinsic value of the conversion feature was charged to interest expense during the quarter. In addition, the modified agreement voided the related 12,500,000 detachable warrants, and as a result the unamortized discount of $72,917 on the estimated fair market value of $125,000 for the warrants was charged to interest expense during the quarter.

On September 15, 2000, the Company entered into an agreement to issue a total of $10,000,000 in convertible notes which bear interest at an annual rate of 8 percent. The Company has authorized the initial sale of $2,000,000 of the convertible notes, and has entered into a structured facility with Purchasers in which the Purchasers shall be obligated to purchase the remaining $8,000,000 of convertible notes. The Company's right to require the Purchasers to purchase notes, commences on the actual effective date of the registration of the Company's securities in an amount equal to the securities that would be convertible upon issuance of the notes. The related agreement provides for a limit on the amount of obligation notes that the Company may require the Purchasers to purchase in a given month.

On September 15, 2000, the Company issued $500,000 of the initial $2,000,000 in convertible notes which bear interest at an annual rate of 8 percent and mature (principal and interest) on September 15, 2003. Effective as of the issuance date, the notes are convertible into shares of common stock at the lesser of a 25 percent discount to the average of the three lowest closing bid prices during the thirty trading days prior to the issue date of this note; and a 20 percent discount to the average of the three lowest closing bid prices for the ninety trading days prior to the conversion date. The notes were issued in exchange for $430,000 in cash, $20,000 in legal services and $50,000 in commissions. The commissions have been capitalized as debt origination costs and are being amortized over the life of the notes. The notes are unsecured.

The intrinsic value of the conversion feature of the principal and accrued interest was estimated to be $166,667. This has been recorded as an increase in paid-in capital and a discount to the convertible notes payable, with related amortization being charged to interest expense. The discount is being amortized over a one year period, which is management's estimate of time before any conversion will be exercised.

A significant contingency required by the aforementioned convertible notes is the registration of the underlying shares with the Securities and Exchange Commission. The company is to use its best efforts to register these shares and is in the process of preparing the registration statement.

                       ADVANCED OPTICS ELECTRONICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)
             (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 1999 IS UNAUDITED.)


NOTE 5. EQUITY TRANSACTIONS

The Company was initially capitalized through the issuance of 500,000 shares for $25,000 in cash. In November 1996, the Company issued 4,500,000 shares in exchange for the outstanding shares of PLZ Tech, Inc. The transaction was accounted for as a purchase and net assets of $285,596, consisting primarily of patents and equipment were recorded. In previous financial statements, the Company did not present unclaimed shares resulting from the merger with PLZ Tech, Inc. as outstanding shares. In the accompanying 1997 and prior financial statements the number of shares outstanding has been restated to include these shares.

During 1997, the Company issued 2,281,212 shares of stock in a public offering, primarily for cash.

During 1998, the Company repurchased 472,200 of its outstanding stock in exchange for $10,000 in notes receivable and $30,385 in cash in various transactions. This stock was subsequently retired.

The Company also issued 9,274,811 shares of common stock in exchange for $1,292,707 in cash, net of sales commissions and other direct costs. Certain of these sales included price maintenance agreements resulting in the issuance of an additional 1,704,464 shares of stock in 1998.

In 1998, the Company issued 2,751,000 shares of common stock in exchange for services from contractors, officers and others. These shares were valued at the estimated fair market value for similar issuances of stock and amounted to $296,470. The Company also issued 315,000 shares to an officer in exchange for a note receivable of $29,000.

The notes bear interest at the rate of 7 percent with interest due semiannually and the principal due July, 2001.

In 1999, the Company repurchased 489,251 shares of its outstanding stock for $11,132 in cash. These shares were retired. The Company also repurchased 229,000 shares for

$41,760 and resold 85,000 of these shares for $35,464. The remaining 144,000 treasury shares have been recorded at cost.

The Company also sold 8,681,624 shares for $863,782 in cash, and issued 17,094,313 shares for services from contractors, officers and others, which were valued at $1,486,414.

During the quarter ending March 31, 2000, the Company sold 782,000 shares of its common stock for $368,495 in cash, and issued 1,791,733 shares of its common stock for services from contractors, officers and others, which were valued at $1,120,233. The value of the services is included in the costs and expenses on the Statement of Operation. Also during this quarter, the Company sold 25,000 shares of its treasury stock for $49,770 and repurchased 6,500 shares for $7,683. The repurchased shares have been recorded at cost.

On March 14, 2000, the Company issued 550 shares of its Series A convertible preferred stock for $550,000. Related finders fees and attorney fees were $65,000, and were netted against the proceeds for a net increase in cash and equity of $485,000. Effective June 14, 2000, the shares are convertible into shares of common stock at the lesser of 110 percent of the closing bid price of a share of common stock

                       ADVANCED OPTICS ELECTRONICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)
             (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 1999 IS UNAUDITED.)


on March 13, 2000 or 77.5 percent of the average of the five lowest closing bid prices for the common stock for the twenty trading days immediately preceding the conversion date.

Management estimated the intrinsic value of the conversion feature to be $159,677. This has been recorded as an increase in paid-in capital and a discount to the convertible preferred stock, with related amortization being charged to retained earnings via constructive dividends. The discount is being amortized over a 90 day period, which is the period from the date of issuance to the point at which the preferred shares can be converted to common shares. The convertible preferred stock also includes detachable warrants for the purchase of 55,000 shares of common stock at a purchase price per share equal to 110 percent of the closing bid price for the common stock on the closing date (March 8, 2000). The warrants expire on March 8, 2005. The detachable warrants have not been valued in the accompanying financial statements, as management estimates their fair market value to be immaterial.

During the quarter ended June 30, 2000, the Company issued 1,247,970 shares of its common stock for services from contractors, officers and others, which were valued at $385,429. The value of the services is included in the costs and expenses on the Statement of Operations. The Company also repurchased 44,000 shares of its outstanding common stock for $33,817 in cash. These shares remained in treasury at June 30, 2000, and have been recorded at cost.

Also during this quarter, an officer of the Company exercised 1,000,000 stock options at a price of .12 cents per share. The Company issued a note receivable to the officer in the amount of $120,000 for the shares. Interest for the first quarter was prepaid.

During the quarter ended September 30, 2000, the Company issued 300,000 shares of its common stock for services from contractors, officers and others, which were valued at $90,260. The value of the services is included in the costs and expenses on the Statement of Operations. The Company also sold 45,000 shares of its outstanding common stock for $27,543 in cash and repurchased 13,000 shares of its outstanding common stock for $4,986. These shares remained in Treasury at September 30, 2000 and have been recorded at cost.

An officer of the Company exercised 850,000 stock options at a price of .12 cents per share. The Company issued a note receivable to the officer in the amount of $102,000 for the shares.

Also, during the quarter the Company issued 160 shares of preferred stock for $160,000 in cash.


NOTE 6. STOCK PLANS

During the quarter ending September 30, 2000, the Company granted an additional 2,150,000 stock options to certain key employees. This results in total stock options granted and unexercised of 9,825,000 as of September 30, 2000. The shares issued upon exercise of the options may be authorized and unissued shares or shares held by the Company in its treasury. The exercise date of options granted is based upon the related agreement as approved by the Board of Directors. Also during this quarter, an officer exercised his options and purchased 850,000 shares of common stock for $102,000 (see Notes 2 and 5).

                       ADVANCED OPTICS ELECTRONICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)
             (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 1999 IS UNAUDITED.)


NOTE 7. SUBSEQUENT EVENT

On November 7, 2000, the Company entered into an agreement that modified the outstanding convertible preferred agreements entered into on March 8, 2000 and August 2, 2000. The new agreement resulted in the exchange of outstanding preferred stock plus additional consideration for the Company's 7.5 percent convertible debentures due November 7, 2003. The total amount of the debentures is $740,667, including accrued interest of $30,667. The debentures are convertible into shares of common stock at the lesser of the stocks closing price on March 8, 2000 and 77.5 percent of the average of the five lowest closing bid prices for 20 days before November 7, 2000.

The intrinsic value of the conversion feature of the principal and accrued interest was estimated to be $166,650. The convertible debentures also include detachable warrants for the purchase of 71,000 shares of common stock. Management has estimated the fair market value of these warrants at $3,550.

                              [INSIDE BACK COVER]

                            [ARTWORK TO BE INSERTED]


                                     [LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24 INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 78.7502 of the Nevada Revised Statutes permits the Company to, and Article X of the Registrant's Articles of Incorporation provides that the Registrant may, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the request of the Registrant, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom.

ITEM 25 OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee..............................  $  5,000
Printing expenses.................................  $  5,000
Legal fees and expenses...........................  $100,000
Accounting fees and expenses......................  $ 30,000
Transfer Agent and Registrar fees.................  $  5,000
Miscellaneous expenses............................  $  5,000
                                                    --------

     Total........................................  $150,000
                                                    ========


ITEM 26 RECENT SALES OF UNREGISTERED SECURITIES

         During the last three years, we have issued unregistered securities to the persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. All recipients had adequate access, through their relationships with us, to information about us.

        DATE OF ISSUANCE           TITLE OF SECURITIES             AMOUNT OF SECURITIES
     ----------------------   ------------------------------  ------------------------------
1.           11/7/00          7.5% Convertible Notes with     4 with Warrants to Purchase
                              Common Stock Purchase           31,500 Shares of Common Stock.
                              Warrants attached

     These securities were sold in exchange for 710 shares of Series A Convertible
     Preferred Stock plus additional consideration. The aggregate amount of the convertible notes is $1,055,667, which includes previously received funds of
     $710,000, accrued interest of $30,667 on previous private fundings related to the issuance of Series A Convertible Preferred Stock and funding of an additional
     $315,000 contingent upon the successful registration of the underlying shares of common stock. These securities were sold to two institutional investors and are the subject of this Registration Statement.

        DATE OF ISSUANCE           TITLE OF SECURITIES             AMOUNT OF SECURITIES
     ----------------------   ------------------------------  ------------------------------
2.           9/15/00          8% Convertible Notes with       20 with Warrants to Purchase
                              Common Stock Purchase           5,840,000 Shares of Common
                              Warrants attached               Stock.

     These securities were sold to four accredited investors for a total purchase price of
     $10,000,000. The Company received $500,000 and will receive $1.5 million contingent upon the successful registration of the underlying shares of common stock. Following such registration, the Company will have the right to require funding of an additional $8 million in exchange for convertible notes that may be converted into shares of common stock. The Company agreed to pay a placement agent a commission of
     10% of the total purchase price of the securities sold and reimburse the placement agent for expenses. These securities are the subject of this Registration Statement.

        DATE OF ISSUANCE           TITLE OF SECURITIES             AMOUNT OF SECURITIES
     ----------------------   ------------------------------  ------------------------------
3.          8/7/2000          Series A Convertible Preferred  160 shares of Series A
                              Stock with Common Stock         Convertible Preferred Stock
                              Purchase Warrants attached      with Warrants to Purchase
                                                              16,000 Shares of Common
                                                              Stock.

     These shares were sold for a total offering price of $160,000. The Company agreed to pay a placement agent a commission of 10% of the total purchase price of the securities sold and reimburse the placement agent for expenses. These securities were sold to two institutional investors and have been exchanged for 7.5% convertible notes that are the subject of this Registration Statement.

        DATE OF ISSUANCE           TITLE OF SECURITIES             AMOUNT OF SECURITIES
     ----------------------   ------------------------------  ------------------------------
        DATE OF ISSUANCE           TITLE OF SECURITIES             AMOUNT OF SECURITIES
     ----------------------   ------------------------------  ------------------------------
4.   3/14/2000 to 3/31/2000   Series A Convertible Preferred  550 shares of Series A
                              Stock with Common Stock         Convertible Preferred Stock
                              Purchase Warrants attached      with Warrants to Purchase
                                                              55,000 Shares of Common
                                                              Stock.

     These shares were sold for a total offering price of $550,000. The Company agreed to pay a placement agent a commission of 10% of the total purchase price of the securities sold and reimburse the placement agent for expenses. These securities were sold to two institutional investors and have been exchanged for 7.5% convertible notes that are the subject of this Registration Statement.

        DATE OF ISSUANCE           TITLE OF SECURITIES             AMOUNT OF SECURITIES
     ----------------------   ------------------------------  ------------------------------
5.    1/3/2000 to 3/2 4/2000           Common Stock                     782,000

     These shares were sold for a total offering price of $368,495 to four accredited investors whose net worths range from in excess of $1 million to $5 million. The investors are known personally to one of the executive officers of the Company for between one and three years.

        DATE OF ISSUANCE           TITLE OF SECURITIES             AMOUNT OF SECURITIES
     ----------------------   ------------------------------  ------------------------------
6.     2/18/99 to 12/15/99             Common Stock                     3,498,000

     These shares were sold for cash to five accredited investors known to one of the executive officers of the Company from between one and three years. The total purchase price of the securities was $563,606.

        DATE OF ISSUANCE           TITLE OF SECURITIES             AMOUNT OF SECURITIES
     ----------------------   ------------------------------  ------------------------------
7.     10/20/97 to 5/7/99        Series A, B, C, D, E & G,                  9
                                8% Convertible Debentures

     These securities were sold to four accredited investors, for a total purchase price of $1,535,604 and a commission of 7.3% (including expenses) was paid to a placement agent. These debentures have all been converted into 19,922,621 shares of Common
     Stock of the Company.

        DATE OF ISSUANCE           TITLE OF SECURITIES             AMOUNT OF SECURITIES
     ----------------------   ------------------------------  ------------------------------
8.           7/3/99                $500,000 Convertible                      5
                                        Debentures

     These securities were sold to five accredited investors, known to an executive officer of the Company. All but one of the investors also invested in the securities of the Company referenced in paragraph 4 above. The placement agent received fees and reimbursement of expenses of $70,000 in connection with this transaction. The total purchase price of the securities was $500,000. These debentures have all been converted into 9,200,000 shares of Common Stock of the Company.

        DATE OF ISSUANCE           TITLE OF SECURITIES             AMOUNT OF SECURITIES
     ----------------------   ------------------------------  ------------------------------
9.       6/97 to 6/2000               Common Stock                       15,274,771

     The shares were issued to executive officers, employees, directors and outside consultants and vendors for a total of $2,709,965 of services and as stock bonuses to employees, in addition to employee salaries.

        DATE OF ISSUANCE           TITLE OF SECURITIES             AMOUNT OF SECURITIES
     ----------------------   ------------------------------  ------------------------------
10.    4/1/98 to 11/19/98              Common Stock                      975,000

     The securities were sold to eight accredited investors, including three members of one family and one executive officer of the Company. The shares sold to the executive officer were paid for with a promissory note. All the investors are known to an executive officer. The total purchase price was $127,500.

        DATE OF ISSUANCE           TITLE OF SECURITIES             AMOUNT OF SECURITIES
     ----------------------   ------------------------------  ------------------------------
11.    7/24/97 to 8/26/97              Common Stock                      155,000

     These securities were sold to seven investors, four of whom are part of a large net-worth family and all of whom are accredited investors known to an executive officer of the Company. The total purchase price of the securities was $48,000.

ITEM 27           EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (A)      EXHIBITS

         3.1      Articles of Incorporation of the Registrant filed May 22,
                  1996. (1)
         3.1(a)   Certificate of Amendment of Articles of Incorporation of the
                  Registrant filed December 6, 1998.
         3.1(b)   Deleted.
         3.1(c)   Certificate of Amendment of Articles of incorporation of the
                  Registrant filed June 22, 2000.
         3.2      Bylaws of the Registrant. (1)
         4.1      Specimen Common Stock Certificate.
         4.2      Convertible Note Purchase Agreement dated September 15, 2000 by and among Registrant, Keshet Fund LP., Keshet L.P., Nesher
                  Ltd. and Talbiya B. Investments L.P. with exhibits attached thereto.
         4.3      Securities Purchase Agreement dated November 7, 2000 by and between Registrant and RFL Asset Management, LLC with exhibits attached thereto.
         4.4      Securities Purchase Agreement dated November 7, 2000 by and between Registrant and Triton Private Equities Fund, L.P. with exhibits attached thereto.
         5.1*     Opinion of Kirkpatrick & Lockhart LLP.
         10.1     1999 Incentive Stock Option Plan. (2)
         10.2     Securities Purchase Agreement dated June 3, 1999 by and among
                  Registrant and investors listed on Schedule I attached thereto.
         10.2(a)  Modification and Settlement Agreement dated June 12, 2000 by and among Registrant and investors listed on Schedule I attached thereto.
         10.3     Securities Purchase Agreement dated March 8, 2000 by and
                  between Registrant and Triton Private Equities Fund, L.P. with exhibits attached thereto.
         10.4     Securities Purchase Agreement dated March 8, 2000 by and
                  between Registrant and RFL Asset Management, LLC with exhibits attached thereto.
         10.5     Supplemental Agreement dated August 7, 2000 by and between
                  Registrant and Triton Private Equities Fund, L.P. with exhibits attached thereto.
         10.6     Supplemental Agreement dated August 7, 2000 by and between
                  Registrant and RFL Asset Management, LLC with exhibits attached thereto.
         10.7     Warrant to Purchase Shares of Common Stock dated June 15, 1999 by and between Registrant and Leslie Robins.
         10.7(a)  Warrant to Purchase Shares of Common Stock dated August 9,
                  2000 by and between Registrant and Leslie Robins.
         10.7(b)  Warrant to Purchase Shares of Common Stock dated October 17,
                  2000 by and between Registrant and Leslie Robins.
         10.8     Warrant to Purchase Shares of Common Stock dated June 15, 1999 by and between Registrant and Michael Pete.
         10.9     Warrant to Purchase Shares of Common Stock dated June 15, 1999 by and between Registrant and Harold Herman.
         10.9(a)  Warrant to Purchase Shares of Common Stock dated August 23,
                  2000 by and between Registrant and Harold Herman.
         10.10    Warrant to Purchase Shares of Common Stock dated August 9,
                  2000 by and between Registrant and J.G. Capital, Inc.
         10.10(a) Warrant to Purchase Shares of Common Stock dated October 17,
                  2000 by and between Registrant and John Cousins.
         10.11    Promissory Note dated June 21, 2000 held by Leslie Robins.

         10.12    Promissory Note dated August 3, 2000 held by Leslie Robins.
         10.13    Promissory Note dated September 7, 2000 held by Leslie Robins.
         10.14 Lease Agreement dated May 27, 1998 by and between Registrant and JMP Company, Inc., regarding 8301 Washington NE, Suite 4, Albuquerque, NM 87113. (1)
         10.14(a) Renewal of Lease Agreement dated March 9, 2000 by and between
                  Registrant and JMP Company, Inc., regarding 8301 Washington NE, Suite 4, Albuquerque, NM 87113.
         10.15 Lease Agreement dated December 22, 1998 by and between Registrant and JMP Company, Inc., regarding 8301 Washington NE, Suite 5, Albuquerque, NM 87113.
         10.15(a) Renewal of Lease Agreement dated March 9, 2000 by and between
                  Registrant and JMP Company, Inc., regarding 8301 Washington NE, Suite 5, Albuquerque, NM 87113.
         10.16 Lease Agreement dated February 10, 2000 by and between Registrant and JMP Company, Inc., regarding 8301 Washington NE, Suite 6, Albuquerque, NM 87113.
         10.17 Employment Agreement dated June 28, 1999 by and between Registrant and John Cousins.
         21.1     Subsidiaries of the Registrant.
         23.1     Consent of Neff & Ricci LLP.
         23.2*    Consent of Kirkpatrick & Lockhart LLP (contained in exhibit
                  5.1).
         24.1 Power of attorney (included on signature page of Registration Statement).

----------

*    To be filed by amendment.

(1) Incorporated by reference to the Registrant's Registration Statement on Form 10-SB (No. 1000-24511) filed with the Securities and Exchange Commission on June 23, 1998.
(2) Incorporated by reference to the Registrant's Form 10-KSB filed with the Securities and Exchange Commission on March 21, 2000.

     (B) FINANCIAL STATEMENT SCHEDULES

     All such schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 28 UNDERTAKINGS

     The undersigned Registrant hereby undertakes to:

         (1) For determining any liability under the Securities Act, treat the information omitted from this form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Securities and Exchange Commission declared it effective.

         (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the Registration Statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

         The undersigned Registrant hereby undertakes with respect to the securities being offered and sold in this offering:

         (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                  (a) Include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (b) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                  (c) Include any additional or changed material information on the plan of distribution.

         (2) For determining liability under the Securities Act, treat each post- effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albuquerque, State of New Mexico, on the 28th day of November, 2000.

                                               ADVANCED OPTICS ELECTRONICS, INC.

                                           By: /S/ LESLIE S. ROBINS
                                               ---------------------------------
                                               Leslie S. Robins
                                               Chairman of the Board

                                POWER OF ATTORNEY

         We, the undersigned officers and directors of Advanced Optics Electronics, Inc., do hereby constitute and appoint Leslie S. Robins or Michael Pete our true and lawful attorneys and agents, to do any and all acts and things in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including any post-effective amendment) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             SIGNATURE                                     TITLE                                DATE
             ---------                                     -----                                ----

       /s/ MICHAEL H. PETE
---------------------------------------
         Michael H. Pete                   President (Principal Executive Officer) and      November 28, 2000
                                           Director
      /s/ LESLIE S. ROBINS
---------------------------------------
        Leslie S. Robins                   Chairman of the Board, Executive Vice            November 28, 2000
                                           President and Secretary

       /s/ JOHN J. COUSINS
---------------------------------------
         John J. Cousins                   Vice President, Finance and Treasurer            November 28, 2000
                                           (Principal Financial and Accounting Officer)

      /s/ HAROLD C. HERMAN
---------------------------------------
        Harold C. Herman                   Director                                         November 28, 2000

    /s/ RICHARD A. JOSEPHBERG
---------------------------------------
      Richard A. Josephberg                Director                                         November 28, 2000


                               INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

         3.1      Articles of Incorporation of the Registrant filed May 22,
                  1996. (1)
         3.1(a)   Certificate of Amendment of Articles of Incorporation of the
                  Registrant filed December 6, 1998.
         3.1(b)   Deleted.
         3.1(c)   Certificate of Amendment of Articles of incorporation of the
                  Registrant filed June 22, 2000.
         3.2      Bylaws of the Registrant. (1)
         4.1      Specimen Common Stock Certificate.
         4.2      Convertible Note Purchase Agreement dated September 15, 2000 by and among Registrant, Keshet Fund LP., Keshet L.P., Nesher
                  Ltd. and Talbiya B. Investments L.P. with exhibits attached thereto.
         4.3      Securities Purchase Agreement dated November 7, 2000 by and between Registrant and RFL Asset Management, LLC with exhibits attached thereto.
         4.4      Securities Purchase Agreement dated November 7, 2000 by and between Registrant and Triton Private Equities Fund, L.P. with exhibits attached thereto.
         5.1*     Opinion of Kirkpatrick & Lockhart LLP.
         10.1     1999 Incentive Stock Option Plan. (2)
         10.2     Securities Purchase Agreement dated June 3, 1999 by and among
                  Registrant and investors listed on Schedule I attached
                  thereto.
         10.2(a)  Modification and Settlement Agreement dated June 12, 2000 by and among Registrant and investors listed on Schedule I
                  attached thereto.
         10.3     Securities Purchase Agreement dated March 8, 2000 by and
                  between Registrant and Triton Private Equities Fund, L.P. with exhibits attached thereto.
         10.4     Securities Purchase Agreement dated March 8, 2000 by and
                  between Registrant and RFL Asset Management, LLC with exhibits attached thereto.
         10.5     Supplemental Agreement dated August 7, 2000 by and between
                  Registrant and Triton Private Equities Fund, L.P. with
                  exhibits attached thereto.
         10.6     Supplemental Agreement dated August 7, 2000 by and between
                  Registrant and RFL Asset Management, LLC with exhibits
                  attached thereto.
         10.7     Warrant to Purchase Shares of Common Stock dated June 15, 1999 by and between Registrant and Leslie Robins.
         10.7(a)  Warrant to Purchase Shares of Common Stock dated August 9,
                  2000 by and between Registrant and Leslie Robins.
         10.7(b)  Warrant to Purchase Shares of Common Stock dated October 17,
                  2000 by and between Registrant and Leslie Robins.
         10.8     Warrant to Purchase Shares of Common Stock dated June 15, 1999 by and between Registrant and Michael Pete.
         10.9     Warrant to Purchase Shares of Common Stock dated June 15, 1999 by and between Registrant and Harold Herman.
         10.9(a)  Warrant to Purchase Shares of Common Stock dated August 23,
                  2000 by and between Registrant and Harold Herman.
         10.10    Warrant to Purchase Shares of Common Stock dated August 9,
                  2000 by and between Registrant and J.G. Capital, Inc.
         10.10(a) Warrant to Purchase Shares of Common Stock dated October 17,
                  2000 by and between Registrant and John Cousins.
         10.11    Promissory Note dated June 21, 2000 held by Leslie Robins.

         10.12    Promissory Note dated August 3, 2000 held by Leslie Robins.
         10.13    Promissory Note dated September 7, 2000 held by Leslie Robins.
         10.14 Lease Agreement dated May 27, 1998 by and between Registrant and JMP Company, Inc., regarding 8301 Washington NE, Suite 4,
                  Albuquerque, NM 87113. (1)
         10.14(a) Renewal of Lease Agreement dated March 9, 2000 by and between
                  Registrant and JMP Company, Inc., regarding 8301 Washington
                  NE, Suite 4, Albuquerque, NM 87113.
         10.15    Lease Agreement dated December 22, 1998 by and between
                  Registrant and JMP Company, Inc., regarding 8301 Washington
                  NE, Suite 5, Albuquerque, NM 87113.
         10.15(a) Renewal of Lease Agreement dated March 9, 2000 by and between
                  Registrant and JMP Company, Inc., regarding 8301 Washington
                  NE, Suite 5, Albuquerque, NM 87113.
         10.16    Lease Agreement dated February 10, 2000 by and between
                  Registrant and JMP Company, Inc., regarding 8301 Washington
                  NE, Suite 6, Albuquerque, NM 87113.
         10.17    Employment Agreement dated June 28, 1999 by and between
                  Registrant and John Cousins.
         21.1     Subsidiaries of the Registrant.
         23.1     Consent of Neff & Ricci LLP.
         23.2*    Consent of Kirkpatrick & Lockhart LLP (contained in exhibit
                  5.1).
         24.1     Power of attorney (included on signature page of Registration
                  Statement).

----------

*    To be filed by amendment.

(1) Incorporated by reference to the Registrant's Registration Statement on Form 10-SB (No. 1000-24511) filed with the Securities and Exchange Commission on June 23, 1998.
(2) Incorporated by reference to the Registrant's Form 10-KSB filed with the Securities and Exchange Commission on March 21, 2000.